UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB
                                    (AMENDED)


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of
                                      1934

                           MAXIMUM AWARDS, INC. f/k/a
   Rising Fortune Incorporated (Name of Small Business Issuer in its charter)


                      Nevada                         86-0787790
         ------------------------------        ----------------------
         State or other jurisdiction of        (I.R.S. Employer
         incorporation or organization)        Identification Number)

         Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia
                     Address of principal executive offices)

                    Issuer's telephone number: 61 738 312316

Securities to be registered under section 12(b) of the Act:

Title of Each Class        Name on each exchange on which
to be so registered        each class is to be registered

_________________________________________________________________
_________________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 25,072,950 issued and outstanding as of October 31, 2004.

                                     Part I

Item 1.   Description of Business


     A.       Business Development

         1.  Form and Year of Organization

         Maximum Rewards, Inc., is a Nevada corporation. The company was incorporated on March 7, 1995 under the name Rising Fortune Incorporated.

         2. Any bankruptcy, receivership or similar proceedings

         The company has experienced no bankruptcy, receivership or similar proceeding.

         3. Material reclassifications, mergers, consolidations, or purchases of sales of assets

                  a. The Maximum Awards Pty Ltd Transaction

         On December 9, 2003, the company acquired 100% of the outstanding shares of Maximum Awards Pty Ltd, an Australian company, engaged in the business of operating a consumer rewards program in exchange for 22,000,000 common shares and 1,000,000 preferred shares of the Company. In anticipation of this transaction the company's articles of incorporation were amended on November 19, 2003 to change the name of the company to Maximum Awards, Inc. At the same time the company's articles with regard to its capital stock were amended to authorize 110,000,000 shares of capital stock, 100,000,000 shares of which are common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock with a par value of $0.001 per share. The shares of common were given the right to elect directors and vote on all other corporate matters which come before the shareholders. The preferred shares were given rights to be granted by the company's board of directors. The board of directors then granted each share of preferred stock voting rights equal to 50 votes of each share of common stock on all matters to be voted upon by the shareholders. The board also determined that preferred shares shall be non-participating and shall not be entitled to share in any dividends or in any proceeds on the liquidation of the company. The acquisition of Maximum Awards Ltd resulted in a change of control of the company and was accounted for as a recapitalization of Maximum Awards Pty Ltd. The business of Maximum Awards Pty Ltd is now the business of the company.

                  b.  The Travel Easy and Global Business Group Transaction

         On June 1, 2004, the company acquired 100% of the issued and outstanding shares of Travel Easy Holidays Pty Ltd ("Travel Easy") and Global Business Group PTY LTD ("Global Business"). These corporations are involved in the travel industry and mailorder industries and were acquired to add to the company's rewards program operations by providing an in-house travel agency and consumer products retailer.

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

         Travel Easy is an Australian proprietary limited corporation. Travel Easy was organized under the law of the Province of Queensland, Australia on July 19, 2002. Travel Easy is engaged in the business of providing travel agent services and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior to June 1, 2004, Travel Easy was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Mr. Thomas owned 60% of Travel Easy and Mr. Sullivan owned 40%. Under terms of the acquisition agreement between the company and Mr. Thomas, the company acquired Travel Easy for $1.00 Australian. Travel Easy now is a wholly-owned subsidiary of the company.

         Global Business also is an Australian proprietary limited corporation. Global Business was organized under the law of the Province of Queensland, Australia in June 2003. Global Business does business under the name Easy Shopper Direct "Easy Shopper" and is engaged in the business of selling consumer goods on-line and through published catalogs and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior to June 1, 2004, Global Business was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Mr. Thomas owned 60% of Global Business and Mr. Sullivan owned 40%. Under terms of the acquisition agreement between the company and Mr. Thomas, the company acquired Global Business for $1.00 Australian. Global Business now is a wholly-owned subsidiary of the company.


B.       Business of Issuer

(1)      Principal Products and Services and Principal Markets.

         The Company has three separate operations which work in unison, but are managed as stand alone businesses.

a)       Rewards Program

         The company currently operates a consumer rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range of products and services offered by the Company and its program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the company. The company operates its program in Australia and has done so since October 2002.

         Prior to June 2004, the company charged consumers a membership fee for a one-year membership in the company's program. The company had planned to charge annual membership fees to consumers who desired to maintain membership in the program beyond any one year. However, in June 2004, the company changed its program and now no longer charges a membership fee to consumers participating in the program. Consumers are allowed to sign up for membership for free. Any member of the public can become a consumer member of the company's loyalty program. Consumers can register by calling the company's service center. Once a consumer becomes a member, the consumer maintains membership status as long a consumer uses the program at least once every year. As of August, 2004, the company has approximately 5,000 members.

         As the consumer member purchases products or services from participating merchant members, the consumer member accumulates points in the company's program. Accumulated points have an underlying monetary value which can be used by the consumer member to purchase products such as consumer goods, air travel or vacation packages. At this point in time, the company's program is operated only in Australia and the dollar values discussed in connection with the program are in Australian dollars.

         Members who purchase products or services from program participating merchants earn points for every dollar that the member spends. Points are awarded based on type of service or product purchased. The number of points awarded per dollar spent will vary from merchant to merchant. For example, a member purchasing a television using a program participating merchant might earn one point for every dollar the television costs. Those points are assigned a value of $0.01 per point. Purchasing a $500 television would then earn the member 500 points with a value of $5.00. In this example the merchant awards 1 point for every dollar spent. Different merchants will award different points per dollar spent. However, the monetary value assigned to the point always is the same. That monetary value is $0.01 per point.

         As a member purchases products or services, the merchant member notes the transaction and on a monthly basis reports the same to the company. The company then invoices the merchant member for the dollar value associated with the points the consumer earned from the purchase, plus a percentage of that dollar value which is the company's commission for its services under the program. The company also tracks the total points earned by each member. When the merchant member pays the invoice, the company retains the added fraction amount for the company's expenses and profit. The balance of the funds received, the dollar value associated with the points earned by the consumer member, is transferred to Neil Hope, an attorney licensed to practice law in Queensland, where the funds are place in escrow pending the consumer member's redemption of the points earned. As of September 1, 2004, there was a balance of $2,200 in the escrow account.

         A member can redeem earned points to purchase desired goods or services listed in an associated company's catalog of available products and services. Easy Shopper (part of Global Business Group) maintains a catalog of available goods and services which a member can obtain though a redemption of points. In addition, the Company's travel agency, Travel Easy, can be used by members to redeem their points for airline tickets or travel packages booked by the travel agent. Points may be redeemed on accommodation, car hire, cruises, travel packages and even travel insurance. There are no blackout periods on air travel and availability of seats is the true availability - not artificial program restrictions imposed by the airlines to protect their yield-per-seat figures. Maximum Awards also allows part-payment of redemption flights and travel products with cash.

         Points can be redeemed on a wide range of household products and virtually any travel product available in the marketplace - and not just limited to frequent flyer seats. Members may redeem those points on an array of household goods, certain services and on travel products available in the market. Points do not expire while the member remains active in the program and they may also be transferred to other members.

         To remain active, a consumer member must make at least one purchase of goods or services of points within a twelve month period. If no purchase is made in that time frame, points are forfeited and funds accumulated for the monetary value of the points are transferred from the escrow to the company.

         The company intends to attract participating merchants by offering such merchants access to the company's base of member consumers. As of August 2004, the company has entered into relationships with three participating merchants. Those merchants are:

                  - Primus Telecom
                  - Mortgage Awards, Pty, Ltd.
                  - Post Master Letter Boxes, Pty, Ltd.

         Primus Telecom is an Australian telecommunications company that provides international and long distance telephone services to the general public throughout Australia. Under the terms of the company's agreement with Primus Telecom, the company's consumer members who use Primus service earn three points in the company's program for every dollar such consumers spend on their international and long distance service provided by Primus. Once a consumer member who uses Primus' services is identified, Primus reports the member's dollar usage of Primus services to the company. The company then credits the member's account for the applicable number of points and invoices Primus for the dollar value of the points.

         Mortgage Awards is a mortgage company located in Sydney, New South Wales Australia. Mortgage Awards provides financing to purchasers of residential property. Consumer members who utilize the financing services offered by Mortgage Awards are awarded a lump sum of points based upon the dollar value of the loan such consumer members obtain. And again, the company invoices Mortgage Awards for the dollar value of the points the member earns for the services provided by Mortgage Awards.

         Post Master Letter Boxes is a manufacturer and wholesaler of Letter Boxes in Australia. Such letter boxes then are sold to the public by retailers purchasing the letter boxes from Post Master Letter Boxes. Such retailers who are consumer members earn points in the company's program for each letter box the retailer purchases from Post Master Letter Boxes. Following the pattern detailed above, the company invoices Post Master Letter Boxes for the dollar value of the points the retailers who are consumer members earn. A member can redeem accumulated points for products or services provided by any of the company's merchant members. Members can access their current points tally at any time through the company's call centre.

         In addition to the above participating merchants, the Company has also enrolled its subsidiaries, Travel Easy, and Easy Shopper into the program.

         Travel Easy Holidays is a wholly owned subsidiary of the company. Travel Easy is a travel agency which provides travel agency services to its clients, most of which are located in Australia. Under the terms of the company's agreement with Travel Easy, the company's consumer members who use

Travel Easy services earn three points in the company's program for every dollar such consumers spend on travel purchased from Travel Easy. Travel Easy, like Primus, reports the member's dollar usage to the company. The company then credits the members account for the applicable number of points and invoices Travel Easy for the dollar value of the points.

         Easy Shopper also is a wholly owned subsidiary of the company. Easy Shopper is an internet-based supplier of consumer goods. The company's members can purchase consumers goods from Easy Shopper and earn up to ten points for every dollar spent on goods purchased from Easy Shopper. And as with Primus Telecom and Travel Easy, the company invoices Easy Shopper for the dollar value of the point the member earns.


         While the Maximum Awards system is Internet-based, the company also operates a Call Centre out of its offices in Brisbane. The Call Centre staff answer member questions and facilitate member points purchases. The company uses commercial systems that have technological support available. The operational system is based in a Sun Microsystems Solaris unit, run on UNIX. The website code is written in the PHP format and servers are PC-based, as are firewalls and back-up systems. Accounting and management work stations are Hewlett-Packard pavilion computers. The Call Centre computers are IBM PCs while the telephone system is NEC PABX. Six full-time staff operate the Call Centre. The company's web address is www.maximumawards.com which links to Global Business's web site, www.easyshopperdirect.com, where members are able to purchase goods.

         The benefit of the company's program to consumer members is the reward of points for being loyal to merchant members. The benefit to merchant members is an increased usage of products and services by consumer members. The company earns a profit on its program by adding a margin of profit to the dollar value of points for which merchant members are invoiced.

         b) Travel Agency.

         The  Company  operates a  licensed  travel  agency out of the  Brisbane
Office. The travel agency is registered with IATA and is linked into the worldwide SABRE reservation system. The agency is able to make and update reservation from it offices and has ticketing facilities for most airlines. All of the agency's revenue is generated from within Australia, where the agency earns commission income from reservations booked for air travel, car hire, hotel reservations, holiday packages and travel insurance.

         Members who participate in the Maximum Awards rewards program are encouraged to make use of Travel Easy for their travel requirements through the reward program incentives. Members can earn three points for every dollar spent on travel. Like the other program merchants, points earned by members are credited to the members accounts, and the underlying value of points purchased is transferred to the escrow account.

c)       Online Mail Order

         Easy Shopper (part of Global Business Group) is also a wholly owned subsidiary of the company. Easy Shopper is an internet-based supplier of consumer goods. The company's members can purchase consumers goods from Easy Shopper and earn ten points for every dollar spent on goods purchased from Easy Shopper. And as with Primus Telecom and Travel Easy, the company invoices Easy Shopper for the dollar value of the point the member earns.


(3)      Competition

         The company faces substantial competition from the loyalty programs offered by retailers, credit card companies, hotel groups and airlines. Retailers in Australia offer loyalty programs to their customers. One such retailer is Colesmyer which operates its "FlyBuys" point program. Under that program every time one of its participating customers shows the customer's FlyBuys card and spends a minimum of $5.00 at any participating FlyBuys business, the customer earns FlyBuys points. Once the customer has earned enough points, the customer can redeem or exchange those points for a FlyBuys awards. Many credit card companies also offer point programs for cardholders. And for years airlines have offered frequent flyer type programs to passengers. Such programs are run by corporations with substantially greater resources and experience than the company possess.


(4)      Marketing

         The company markets its product to both merchants/suppliers as well as consumers. At present the company's marketing is limited to word of mouth from consumer member and advertising via the company's website. In the future the company intends to utilize many different approaches, including point of sale materials, joint mailouts using merchants data-bases, merchant awareness, news bulletins to members, media interviews, media and radio advertising and graphically targeted letterbox drops and mailouts. Marketing to corporate users of the product will be done through selective mailouts and cold calls to corporate executives.

(5)      Research and Development

         The company incurred research and development costs through December 31, 2003 amounting to $100,691. Such expenses included internet development, salaries, advertising and travel. Such expenses are passed on to the company's merchant members. Such members pay for such expenses when the company adds a margin of profit to the dollar value of points for which merchant members are invoiced.

(6)      Dependence on one or a few major customers

         The Company and its subsidiaries are not dependent on any single group or entity for its profitability, although the expansion of the membership in Maximum awards is critical to the Company's long term success, as the income of the Company and its subsidiaries (Easy Shopper and Travel Easy) is derived from the membership. The company currently has three independent merchant members who pay the company for points which consumer members accumulate. In addition, members can acquire points by using the services of the Company's sunsidiaries,

Travel Easy and Easy Shopper. The company is in the process of expanding its merchant base and plans to enroll at least 25 new merchant members by December 2005. The failure of the company to expand its base of merchant members likely will result in the failure of the company as a going concern.

(7)      Patents,  trademarks,   licenses,  franchises,   concessions,   royalty
agreements or labor contracts, including duration

         The company has no patents, trademarks, franchises, concessions, royalty agreements or labor contracts. The only licenses the company has obtained are those normally associated with computer software.

(8)      Need for any government approval of principal products or services.

         The company's loyalty program does not require any governmental approval.

(9)      Effect of existing or probable governmental regulations on the business

         Generally, the company's business is subject to no more governmental regulation than any other business might be. That is, the company is required to obtain business licenses from the city government in which the company operates in Australia and must file annual lists of its officer and directors with the state of Nevada, the company's state of incorporation.

         The company wholly-owned travel agent subsidiary, Travel Easy, is required to register as a travel agency with the state government in which the company operates in Australia. Such registration is valid for a period of three years and then must be renewed. Renewal involves the filing of a renewal application and the payment of applicable fees, none of which are substantial expense to the company.

         The company is unaware of any probable governmental regulation which could impact on the company's business. It is possible that regulation unforeseen by the company could be promulgated which could unfavorably impact on the company's business. For example, the company believes that any governmental regulation concerning the taxation of benefits accumulated in loyalty programs could have a serious negative impact on the company's business. The probability of any such tax related regulation is unknown by the company and the company cannot predict such probability with any degree of reliability or certainty.

(10)     Employees

         The company and its subsidiaries employs a total of 6 individuals as part of its operations. 2 individuals form management and 4 individuals serve as sales staff in the company's Brisbane operations. Management anticipates increasing the number of employees over the next six (6) months.


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

(11)     Other information

         No engineering, management or similar report has been prepared or provided for external use by the company in connection with the offer of its securities to the public.

ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

         The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

OVERVIEW

         1. Relevant Industry-Wide Factors

         Management believes that the industries in which the company competes is impacted by economic factors such as fluctuations in prevailing interest rates. In this regard, increasing interest rates negatively impact upon consumer spending. Decreased consumer spending would adversely impact the company by reducing the accumulation of points by the company's consumer members. This would also impact revenues from the Company's subsidiaries which are involved in the travel and consumer goods sectors. The company notes reserve banks in both the United States and Australia have increased their prime lending rates in 2004. Continued increases, if they occur, would adversely impact the company's ability to generate revenue. It is important to note that management cannot predict with any degree accuracy how interest rates in the United States or Australia will vary in the future.

         Management notes that approximately half of the Company's revenue is derived from its travel operations Consumer willingness to purchase travel products is impacted upon not only by general economic factors, but by the impossible to predict factors such as terrorism and outbreaks of disease. For example, international terrorism in 2001 the outbreak of SARS in 2003 decreased the demand for air travel. A reduction in travel could have a negative impact on the company's revenue. Such factors are impossible to predict and represent an unknowable threat to the company's business.

         2. How the Company Generates Revenue

         The company generates revenue through the operations of its three subsidiaries, being Maximum Awards, Travel Easy and Easy Shopper.

           Maximum Awards has traditionally earned revenue through membership fees and commissions earned through the sale of on redeemable points. Since July, 2004, the Company has decided to relinquish the membership fee requirements, so that commission income through the sale of redeemable points is the only revenue earned through in the awards division. This income is generated by charging a fee or commission base on the dollar value of points purchased by a merchant member.

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

         The elimination of an annual membership fee expected to have a significant short term negative impact to the revenues of the awards program as measured over the previous two years where the Company earned approximately 75% of its revenue ($52,687)over 2 years though membership fees. The Company expects to make up the lost revenue through an increase in commission income that it expects to derive through an increase in members and merchant partners.


         Easy Shopper earns revenue through the sale of its catalogued items to Maximum Awards members and members of the public through its on-line shopping facilities. Revenue from Easy shopper is expected to increase as membership in the awards program increases.

         Travel Easy earns revenue from commissions that it earns through its travel agency operations. These commissions are derived through air, hotel, car rental and travel insurance reservations. Revenue from Travel easy is expected to increase as membership in the awards program increases.

         Both Travel Easy and Easy Shopper are used by Maximum Awards as a conduit to redeem points earned by members of the Maximum Awards loyalty program. The redemption of points through Travel Easy or Easy Shopper is treated as a normal commercial transaction, whereby the members redeem points, and the redemption value is paid to the vendor from the Maximum Awards escrow account.


         3. Auditors' Substantial Doubt

         The company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. The company's auditors have indicated that the company has sustained operating losses since inception. In addition, the auditors note that the working capital of the company is not sufficient to meet its planned business objectives and that the company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. The auditors indicate that in the event the company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. They note that though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. The auditors conclude that in the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of the company's products and services.

         The company intends to address these concerns by:

    o Raising sufficient working capital via private placements of its shares of common stock;

    o Increasing its base of consumer members via advertising paid for from revenues and funds raised from the sale of capital stock;


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

    o Increasing its base of merchant members via advertising paid for from revenues and funds raised from the sale of capital stock;

    o Increasing consumer member utilization of the company's program by making special product offers provided by merchant members.

         There can be no assurance that the company's efforts in this regard will be successful. If the company is unsuccessful in such efforts, it is likely the company's business will fail and the company will cease operations.

         4. Challenges, Risks and Uncertainties

         The company's business is subject to several challenges, risks and uncertainties, including, but not limited to, the following:

         a. The Company has limited operating history, revenue and only minimal assets. The company only has operated its awards program since October of 2002. The company's revenues and earnings from operations are limited and the company has no significant assets or financial resources. The company has operated at a loss and the company may generate additional net operating losses. There can be no assurance that the company will be successful.

         b. The company's business plan is speculative. The company's business plan is based on management's belief that the company can operate successfully in its chosen industry. This belief is speculative and is based on management's experience alone. The company has not employed economic experts to analyze the company's position in the market or analyze the effect of market conditions on the company's performance. The lack of such information leaves the company dependent on management's subjective beliefs of the company's ability to succeed.

         c. There is no established market for the company's securities. The company's securities do not trade on an exchange, NASDAQ, the bulletin board or the pink sheets. Therefore, it will be difficult to obtain information regarding the market value of or to effect transactions in the company's securities.

         d. The company may be unable to raise additional capital to meet capital expenditure needs if its operations do not generate sufficient funds to do so. The company's business is expected to have continuing capital expenditure needs. While management anticipates that the company's operations will generate sufficient funds to meet its capital expenditure needs for the foreseeable future, the company's ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of the company's common stock.

         e. If the company is unable to retain current management, its business operations could be adversely affected. The company's success and future prospects depend on the continued contributions of its current management. There can be no assurances that the company would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of current management could have a material adverse effect on our business.

RESULTS OF OPERATIONS

         1. Revenues

         The operations of the Company began in October 2002. Results of operations include the accounts of both Travel Easy Pty Ltd and Global Business Group Pty Ltd which operates Easy Shopper.

         Revenue for the year ended December 31, 2003 amounted to $231,470 compared to $20,888 for the comparable period ended December 2002. The increase in revenue was due to an increase in membership and commission revenue in Maximum Awards of $$45,510, an increase in commission income in Travel Easy of $105,013 and the commencement of Easy Shopper which contributed $60,059 in its first year of operations ended December 31, 2003.

         Revenue for the six months ended June 30, 2004 totaled $124,499 compared to $105,051 for the six months ended June 30, 2003. Revenues for the rewards program during this period, reduced by $23,866 due to a decrease in membership fee income. Revenue for Travel Easy decreased by $20,130 while revenue for Easy Shopper amounted to $63,444 with no comparative for the previous period as this was that company's first period of operations.


         2. Administrative costs

         The Company incurred overhead and administrative costs totaling $258,467 for the year ended December 31, 2004 compared to $70,283 for the year ended December 31, 2003. The increase in costs is due to startup costs incurred by both the awards program and the online shopping operations which include marketing and promotion costs, staff training, equipment hire costs, legal and accounting costs and increased staffing costs.

         The Company incurred overhead and administrative costs totaling $287,746 for the six months ended June 30, 2004 compared to $93,890 for the period ended June 30, 2003. The increase in expenditure is due to an increase in legal and accounting fees , an increase in staffing costs and an increase in travel and promotion costs.


         3. Losses

         The Company incurred a loss of $98,275 for the year ended December 31, 2004, compared to a loss of $ 49,395. The losses for the year ended December 31, 2004 are comprised of a loss in the Awards company of $56,417 (2003 -$ 35,921), a profit in the Travel Easy of $4,517 (2003 - Loss of $13,474) and a loss in Easy Shopper of $46,375 (2003 Nil, not operational).

LIQUIDIITY AND CAPITAL RESERVES

         The company has operated its loyalty and rewards program in Australia since October 2002 and intends to expand its program and operate it in the United States in 2005.

         Initial expenses for the company will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the Company's United States operations; and, producing sufficient promotional materials.

         There is no guarantee that the company will be successful in expanding its operations to the United States or that if it does that its marketing and sales endeavors in the United States will be successful.

         The company's operations in Brisbane, Queensland, Australia currently employs 6 people. The number of employees in Australia may increase though 2004 if the company is able to increase its operations and expands its customer base. If the company is successful in raising capital, the company plans to spend an additional $500,000 during the next 12 months in expanding its Australian customer base, establishing new merchants and expanding its product base. Specifically, such spending shall include advertising in media, both print and electronic, direct mail marketing and consumer member promotions.

         If the company is successful in raising capital, the company plans to enter the United States market in 2005, using the same technology and format as that used in Australia. The company plans to set up an office and call center in an as yet to be determined location, and plans to duplicate the structure already in place in Australia. Initial expenses for the United States operations will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the company's United States operations; and producing sufficient promotional materials. The company has budgeted to spend $2.5 million dollars in developing the United States market.

         In order to meet its cash requirements for the next twelve months, the company plans to raise capital through private placements and through working capital generated from operations.

         There is no guarantee that the Company will be successful in its attempt to raise capital sufficient to meet its cash requirements for the next twelve months. If the company is not successful in its effort to raise sufficient capital to meet its cash requirements, the business will fail and the company will cease to do business.


SIGNIFICANT COMPONENTS OF OPERATING EXPENSE & BUDGETED EXPENSES

         The company significant components of operation expense are: 1) its costs associated with its marketing materials; 2) its advertising costs; 3) its lease expenses and, 4) its costs of staff and the internet and travel reservation system operating costs.

         The company has incurred expenses to produce and print its marketing materials such as information leaflets, letterbox brochures and magazine inserts. Future advertising cost will be will be for print-media advertising of the company's program.

         The company's lease expenses are comprised of its lease on its office facilities. In addition, the company rents equipment and facilities on a month to month arrangemnt for its Travel reservation system.

         Costs of staff include salaries for the company's Call Centre staff and salary for the company's chief executive officer and a director.


CRITIAL ACCOUNTING POLICIES

         1. Basis of Consolidation

         The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Limited and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

         As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy using the pooling method.

         The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

      The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.


      2.    Revenue Recognition

            Consumer Reward Points Program

         Membership fee revenue represents annual membership fees paid by all of the Company's members. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.

            Travel Agency

         The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping


         Revenues from the sale of goods are recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.


         3. Foreign Currency Translation

         The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period

OFF-BALANCE SHEET ARRANGEMENT

         The company has no off-balance sheet arrangement.


Item 3.         Description of Property

A.       Description of Property

         The company's operational offices are located at Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia. The office is fully equipped as a call centre and the phone system is able to cater for up to 32 operators. The company does not anticipate expanding the facilities for the remainder of 2004. Business, management and creative functions will be performed in the company's Brisbane facility. Printing, mailing, warehousing, fulfillment and some design is outsourced.

         The company leases it facilities in Brisbane. The company pays $4,400 Australian per month for rent under the terms of the lease. The company's lease is for a period of 3 years. The lease will expire on December 31, 2007.

B.       Investment Policies

         Management of the company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.         Security Ownership of Management and Certain Security Holders

A.       Security Ownership of Management and Certain Beneficial Owners

         The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of both the common and preferred shares of stock of the company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the company as a group and (iv) each person known by the company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


5% SHAREHOLDERS

                                      Amount                     Percent
Title        Name and Address         of shares      Percent     of
Of           of Beneficial            held by        of          Voting
Class        Owner of Shares          Owner          Class       Power
-----        ---------------          ----------     --------    -------
Common       Cutan Trust               3,480,000      15.2%         4.7%
             16 Moorgate Street
             Macgregor
             Queensland 4109
             QLD Australia

Common       Vieles Geld Trust         9,539,000      41.7%        13.0%
             16 Extasis Street
             The Gap
             Queensland 4061
             Australia

Common       Lorraine Krueger and      1,740,000       7.6%         2.3%
             Klaus Krueger, JTTEN
             Level 1 164 Wharf St.
             Brisbane 4000
             QLD Australia

Common       Maxjam Pty Ltd            2,609,000      11.4%         3.5%
             38 Edgewood David Ave.
             Waitara 2077
             NSW
             Australia

             Total                    17,368,000      75.9%        23.8%


Preferred    Maxwell Thomas            1,000,000     100.0%        68.6%
Series A     16 Extasis Street
             The Gap
             Queensland 4061
             QLD Australia

SECURITY OWNERSHIP OF MANAGEMENT

                                        Amount                       Percent
Title         Name, Position and        of shares       Percent      of
Of            Address of Beneficial     held by         of           Voting
Class         Owner of Shares           Owner           Class        Power
-----         ---------------           ----------      -------      --------
Common        Maxwell A. Thomas          9,539,000       41.7%         13.0%
              CEO,Director
              16 Extasis Street
              The Gap
              Queensland 4061
              QLD Australia

Common        Michael Sullivan           3,480,000       15.2%          4.7%
              Director
              16 Moorgate Street
              Macgregor
              Queensland 4109
              QLD Australia

Common        Officers,Directors        13,019,000       56.9%         17.8%
               as a group

Preferred     Maxwell A. Thomas         1,000,000      100.0%         68.6%
              CEO;Director


         Mr. Thomas is the trustee of the Vieles Geld Trust and the 9,539,000 shares reported by his name under the Security Ownership of Management section are the same 9,539,000 shares owned by The Vieles Geld Trust and reported in the 5% Shareholders section. The company also issued 1,000,000 shares of Class A Preferred stock to Mr. Thomas. Given the 50 votes for every share voting rights such preferred shares enjoy, Mr. Thomas' ownership of the preferred shares gives Mr. Thomas voting control on all matters upon which shareholders are entitled to vote.

         Mr. Sullivan is the trustee of the Cutan Trust and the 3,480,000 shares reported by his name under the Security Ownership of Management section are the same 3,480,000 shares owned by the Cutan Trust and reported in the 5% Shareholders section.

         Maxjam Pty Ltd is owned and operated by Tony Gerrard of Sydney, Australia. Mr.Gerrard is not otherwise related to the company.


B.       Persons Sharing Ownership of Control of Shares

         None

C.       Non-voting Securities and Principal Holders Thereof

         The Company has not issued any non-voting securities.

D.       Options, Warrants and Rights

         There are no options, warrants or rights to purchase securities of the Company.

E.       Parents of the Issuer

         Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.         Directors, Executive Officers and Significant Employees

A.        Directors, Executive Officers and Significant Employees

         The names, ages and positions of the Company's Directors and Executive Officers are as follows:

Maxwell Thomas
Age:  43
CEO and Director
Served in both capacities since December 2003.
Term as a director: until resignation or replacement


Michael Sullivan
Age:  44
Director
Served as a director since December 2003.
Term as a director: until resignation or replacement

         1.  Work Experience

         Maxwell A. Thomas, Age 43 (Chief Executive Officer). Mr. Thomas has been involved in the European and Australian travel industries for more than 20 years. Having worked in the travel industry in Europe for 20 years, Mr. Thomas returned to Australia in 1998 when he established a consultancy business. Over the last 5 years he has advised Australian travel companies entering international markets. Specifically, Mr. Thomas worked for Flight Centre LTD ASX FTL from 1998 to 1999 as a Special Projects Manager. From 1999 to 2000, Mr. Thomas worked as the Director of Marketing for Pangaea Corporation. From 2000 until 2002 he has developed the loyalty program which is the basis of the company's program. From 2002 to present, he has actively worked at and promoted the company's business.

         Michael Sullivan, Age 44 (Director). Mr. Sullivan has directed his career into the specialized area of travel publishing over the past 15 years. His background includes editing and managing regional newspapers in Australia for Rural Press Ltd and operating his own press photography business. Mr. Sullivan concentrated on travel and business magazine publishing throughout his seven years based in Hong Kong as Editor-in-Chief of the Times Publishing (Far East Trade Press) travel division, responsible for the travel industry magazine Travel News Asia, specialist executive travel title Arrival magazine, the annual Golf Vacations and in-room magazine Inn Asia (for Holiday Inns). Mr. Sullivan is a regular writer for the Economist Intelligence Unit and has written a regular piece for Time magazine since 1997. From 1997 to 1999 Mr. Sullivan was the Editor in Charge for Travel Publishing Pty Ltd based in Brisbane, Australia. From 1999 through the present, Mr. Sullivan has been a director of Post Haste Graphics and Screamer Media, both of which are involved in publishing digital printing in Brisbane, Australia.

2.       Employment Agreements

         Effective January 1, 2004, the company has entered into an employment with Mr. Thomas. Under the terms of this agreement the company agrees to employ Mr. Thomas as the chief executive officer of the company until such time as either the company or Mr. Thomas terminate such employment. Mr. Thomas' base salary under the agreement is $60,000 for the year ended December 31, 2004 and $200,000 per year thereafter, an amount which is subject to review after each year the agreement is in effect. The company also has agreed to pay Mr. Thomas' business related expenses, provide health and dental insurance to Mr. Thomas and pay Mr. Thomas for vacation time as the board of directors and Mr. Thomas agree.

         The company has agreed to employ Mr. Sullivan on a part-time basis at an annual salary of $16,000 for the year ended December 31, 2004 and $40,000 per annum thereafter. There is no written employment agreement between the company and Mr. Sullivan.

C.       Family Relationships

         None

D.       Involvement on Certain Material Legal Proceedings  During the Last Five
Years

(1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No Director, Officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.         Executive Compensation

Remuneration of Directors and Executive Officers

         The company currently has employment agreements with its executive officers, however, only the agreement between the company and its chief executive officer, Maxwell Thomas, is in writing. All Executive Officers of the company prior to January 1, 2004 have not drawn a formal salary from the company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1)  Name of Individual       Capacities in Which           Annual
     or identity of Group     Remuneration was Recorded     Compensation
     --------------------     -------------------------     ------------

     Maxwell A. Thomas        Chief Executive Officer         $130,000

     Michael Sullivan         Employee                        $ 28,000

         Mr. Thomas devotes his full time to the business of the company and his annual compensation reflects that time commitment.

         In addition to being a director of the company, Mr. Sullivan is an employee as well. His annual compensation reflects his part-time status. Mr. Sullivan devotes time equal to approximately one day per week to the company's business.

         There were no arrangements pursuant to which any officer or director of the company was compensated for the period prior to January 1, 2004 for any service provided as an Officer or Director. The company has no arrangement to compensate directors for their services as directors.


Item 7.         Certain Relationships and Related Transactions


         1.  The December 9, 2003 Maximum Awards Pty Ltd transaction

         On December 9, 2003, the company entered into an Exchange Agreement with Maximum Awards Pty Ltd, an Australian company. At that time, Maximum Awards Pty Ltd was owned by thirty three shareholders, including persons who are directors or officers of the company, security holders owning 5% or more of the company's common stock, security holders owning 5% or more of the company's preferred shares of stock or are member of the immediate family of such persons. As a result of this Agreement, the company acquired 100% of the issued and outstanding ownership of Maximum Awards Pty Ltd., in exchange for 22,000,000 shares of common stock and 1,000,000 preferred shares of Maximum Awards Inc. The property acquired consists of cash, a long-term lease for the Company's facility in Brisbane and all personal and intellectual property associated with the operations of the Maximum Awards program. The 22,000,000 shares of stock were registered in the names of the shareholders of Maximum Awards Pty Ltd in proportion to their respective ownership interest in Maximum Awards Pty Ltd. As part of this transaction, the following shares were issued to including persons who are directors or officers of the company, security holders owning 5% or more of the company's common stock, security holders owning 5% or more of the company's preferred shares of stock or are a member of the immediate family of such persons:

         Name                            Number of Shares
         ----                            ----------------

         Lorraine & Klaus Krueger           1,740,000
         Vieles Geld Trust                  9,593,000
         Maxjam Pty Ltd                     2,609,000
         Raymond Gerrard                    1,200,000
         Cutan Trust                        3,480,000
         Post Haste Pty Ltd                    15,000

         Lorraine Krueger is the sister of Maxwell Thomas, the company's chief executive officer.

         Klaus Krueger is the brother-in-law of Maxwell Thomas, the company's chief executive officer.

         Maxwell Thomas, the company's chief executive officer, is the trustee of the Vieles Geld Trust. Maxwell Thomas also owns 1,000,000 preferred shares.

         Maxjam Pty Ltd owns 5% or more of the company's issued and outstanding shares of common stock. Maxjam Pty Ltd is owned and operated by Tony Gerrard of Sydney, Australia. Mr.Gerrard is not otherwise related to the company. The company's chief executive officer, Maxwell Thomas, has no relationship with, or ownership or control of, Maxjam Pty Ltd. Any similarity in the names is purely coincidence.

         Raymond Gerrard is the father-in-law of Maxwell Thomas, the company's chief executive officer. Raymand Gerrard is not related to Tony Gerrard, though they have the same last name.

         Michael Sullivan, a director of the company, is the trustee of the Cutan Trust, and controls Post Haste Pty Ltd as director and owner of 50% of the shares of Post Haste Pty Ltd.

         2. Employment Agreement with, and shares issued to, Maxwell Thomas


         As part of the company's acquisition of Maximum Awards Pty Ltd, 9,539,000 shares of the company's common stock were issued to the Vieles Geld Trust. Mr. Thomas is the trustee for the Vieles Geld Trust and therefore controls such shares.

         3. Employment Agreement with, and shares issued to, Michael Sullivan

         The company has agreed to employ Mr. Sullivan on a part-time basis at an annual salary of $16,000 for the year ended December 31, 2004 and $40,000 per annum thereafter. There is no written employment agreement between the company and Mr. Sullivan.

         As part of the company's acquisition of Maximum Awards Pty Ltd, 3,480,000 shares of the company's common stock were issued to the Cutan Trust. Mr. Sullivan is the trustee for the Cutan Trust and therefore controls such shares.

         4.  The June 1, 2004 Travel Easy and Global Business Transactions

         On June 1, 2004, the company acquired 100% of the issued and outstanding shares of Travel Easy Holidays Pty Ltd and Global Business Group Pty Ltd. These corporations are involved in the travel industry and mailorder industries, respectively, and were acquired to add to the company's rewards program operations by providing an in-house travel agency and consumer products retailer.

         Travel Easy is an Australian proprietary limited corporation. Travel Easy was organized under the law of the Province of Queensland, Australia on July 19, 2002. Travel Easy is engaged in the business of providing travel agent services and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior June 1, 2004, Travel Easy was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Under terms of the acquisition agreement between the company and Mr. Thomas and Mr. Sullivan, the company acquired Travel Easy for $1.00 Australian. Travel Easy now is a wholly-owned subsidiary of the company.

         Global Business is also an Australian proprietary limited corporation. Global Business was organized under the law of the Province of Queensland, Australia in June 2003. Global Business does business under the name Easy Shopper and is engaged in the business of selling consumer goods on-line and through published catalogs and its operations are located in the company's offices in Brisbane, Queensland, Australia. Prior to the company's acquisition of Global Business in June 2004, Global Business was owned by Maxwell Thomas, the company's chief executive officer and Michael Sullivan, a director of the company. Under terms of the acquisition agreement between the company and Mr. Thomas and Mr. Sullivan, the company acquired Global Business for $1.00 Australian. Mr. Thomas and Mr. Sullivan acquired their ownership of Global Business in June of 2003 from a corporation, Aussie Watchdog Pty Ltd, which had operated that business since 2000. Mr. Thomas and Mr. Sullivan were the only owners of Aussie Watchdog, having started what eventually became the operations of Global Business in Aussie Watchdog in 2000. Global Business now is a wholly-owned subsidiary of the company.

         As part of this transaction, the company assumed debts which Travel Easy and Global Business owed. Such debt were debts Travel Easy and Global Business owed the company for operating expenses.


Item 8.         Description of Securities

A.       Common Stock

(1)      Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.     Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The company has not issued stock options as of the date of this Registration Statement.

(2)      Potential  Liabilities  of  Common  Stockholders  to  State  and  Local
Authorities

         No material or potential liabilities are anticipated to be imposed on stockholders under State or local statutes.

         As of October 31, 2004 there were 25,072,950 shares of the company's 100,000,000 authorized shares of common stock issued and outstanding.

B.       Preferred Stock

(1)      Description of Rights and Liabilities of Preferred Stockholders

i. Divided Rights - the holders of outstanding shares of preferred stock are not entitled to receive dividends out of assets.

ii. Voting Rights - each holder of the company's preferred stock are entitled to fifty votes for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued preferred stock without future stockholder action and under conditions deemed appropriate by the board of directors.

iii. Liquidation Rights - upon liquidation, the holders of the preferred stock are not entitled to receive any dividend.

iv. Preemptive Rights - holders of preferred stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of preferred stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption Rights - no redemption rights exist for shares of preferred stock.

         As of October 31, 2004 there were 1,000,000 shares of the company's 10,000,000 authorized shares of preferred stock issued and outstanding.

Debt Securities

         The company is not registering any debt securities, nor are any outstanding.

B.       Other Securities To Be Registered

The company is not registering any security other than its common stock.


                                     Part II

Item 1.         Market for Common Equity and Related Stockholder Matters


A.       Market Information

(1)      The common stock of the company is currently not trading.

(2)      (i)      There  is  currently  no  common  stock  that  is  subject  to outstanding options or warrants to purchase or securities convertible into, the company's common stock.

         (ii) On October 31, 2004 there were 25,072,950 shares of the company's stock issued and outstanding, of which 757,950 shares are free trading or could be sold under Rule 144 under the Securities Act of 1933 as amended.

         Rule 144 provides an exemption and permits the public resale of restricted or control securities if a number of conditions are met, including how long the securities are held, the way in which they are sold, and the amount that can be sold at any one time. A shareholder who wants to sell restricted or control securities to the public, must follow the conditions set forth in Rule
144. The rule is not the exclusive means for selling restricted or control securities, but provides a "safe harbor" exemption to sellers. The rule's five conditions are summarized as follows:

         Holding Period. Before a shareholder may sell restricted securities in the marketplace, the shareholders must hold them for at least one year. The one-year period holding period begins when the securities were bought and fully paid for. The holding period only applies to restricted securities. Because securities acquired in the public market are not restricted, there is no holding period for an affiliate who purchases securities of the issuer in the marketplace. But an affiliate's resale is subject to the other conditions of the rule.

         Additional securities purchased from the issuer do not affect the holding period of previously purchased securities of the same class. If a shareholder purchased restricted securities from another non-affiliate, the shareholder can tack on that non-affiliate's holding period to the shareholder's holding period. For gifts made by an affiliate, the holding period begins when the affiliate acquired the securities and not on the date of the gift. In the case of a stock option, such as one an employee receives, the holding period always begins as of the date the option is exercised and not the date it is granted.

         Adequate Current Information. There must be adequate current information about the issuer of the securities before the sale can be made. This generally means the issuer has complied with the periodic reporting requirements of the Securities Exchange Act of 1934.

         Trading Volume Formula. After the one-year holding period, the number of shares a shareholder may sell during any three-month period can't exceed the greater of 1% of the outstanding shares of the same class being sold, or if the class is listed on a stock exchange or quoted on Nasdaq, the greater of 1% or the average reported weekly trading volume during the four weeks preceding the filing a notice of the sale on Form 144. Over-the-counter stocks, including those quoted on the OTC Bulletin Board and the Pink Sheets, can only be sold using the 1% measurement.

         Ordinary Brokerage Transactions. The sales must be handled in all respects as routine trading transactions, and brokers may not receive more than a normal commission. Neither the seller nor the broker can solicit orders to buy the securities.

         Filing Notice With the SEC. At the time a shareholder places the shareholder's order, the shareholder must file a notice with the SEC on Form 144 if the sale involves more than 500 shares or the aggregate dollar amount is greater than $10,000 in any three-month period. The sale must take place within three months of filing the Form and, if the securities have not been sold, you must file an amended notice.
         If a shareholder is not an affiliate of the issuer and has held restricted securities for two years, the shareholder can sell them without regard to the above conditions.

         B.       Holders

         As of October 31, 2004, the Company had approximately 133 stockholders of record.

         (5)      Dividend Policy

         The company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.       Reports to Shareholders

         The company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Transfer Agent and Registrar

         The Transfer Agent for the shares of common voting stock of the company is Nevada Agency and Trust Company, Reno, NV.

Item 2.         Legal Proceedings

The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item 3.         Changes in and Disagreements with Accountant

         In April of 2004, the Company's independent accountants, Forbush and Associates of Reno, Nevada, resigned as the Company's auditors. Forbush and Associates resigned because they were not registered with the Public Company Accounting Oversight Board and consequently its audit reports in connection with the company's financial statements could not be included in the company's filing with the Securities and Exchange Commission.

         Following the resignation of Forbush and Associates, the company retained SF Partnership, Llp of Toronto, Canada to act as the company's principal independent accountants.

         Reports prepared by the company's principal accountant on the company's financial statements for the past two (2) years, have not contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except as follows:

         1. The Independent Auditor's Report prepared by Forbush and Associates in connection with the Company's financial statements as of December 31, 2003, 2002 and Inception to Date, contained the following statement:

         The accompanying financial statements have been presented assuming that the Company will continue as a going concern. The Company has suffered losses from operations and has raised minimal capital and has no long-term contracts related to its business plans, which raises doubt about its ability to continue as a going concern (See Note 7). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 7 of those financial statements, under the heading "Going Concern," stated:

         The Company is in the development stage of operations. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cash flow to sustain operations.

         The company has sustained losses from the inception of operations. In addition the working capital of the Company at $55,597 is not sufficient for the Company to meet its planned business objectives. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. These financial statements do not reflect adjustments to the carrying values and classification of assets or liabilities that might be necessary should the Company not be able to continue its operations.

         The Independent Auditor's Report prepared by S F Partnership in connection with the Company's revised financial statements as of December 31, 2003, and December 31, 2002 contain the following statement:


         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company experienced operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

         Note 2 states:


         2. Going Concern

         These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

         The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.


         The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern

         During the most recent two (2) fiscal years, and any subsequent interim period, there have not been any disagreements with the company's former or current accountants on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

         None of the following events have occurred within the company's two (2) most recent fiscal years, or in any subsequent interim period preceding the former accountant's replacement:

         (A) The company's accountant, or former accountant, having advised the company that the internal controls necessary for the company to develop reliable financial statements do not exist;

         (B) the company's accountant, or former accountant having, advised the company that information has come to the accountant's attention that has led it to no longer be able to rely on management's representations, or that has made it unwilling to be associated with the financial statements prepared by management;

         (C)(1) the company's accountant, or former accountant, having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant's attention during the time period covered by Item 304(a)(1)(iv) of Regulation S-K, that if further investigated may (i) materially impact the fairness or reliability of either; a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements), or (ii) cause it to be unwilling to rely on management's representations or be associated with the registrant's financial statements, and (2) due to the accountant's resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

         (D)(1) the company's accountant, or former accountant, having advised the company that information has come to the accountant's attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant's satisfaction, would prevent it from rendering an unqualified audit report on those financial statements), and (2) due to the accountant's resignation, dismissal or declination stand for re-election, or for any other reason, the issue has not been resolved to the accountant's satisfaction prior to its resignation, dismissal or declination to stand for re-election.

Item 4.         Recent Sale of Unregistered Securities


         On December 8, 2003, the company issued 22,000,000 shares of its common stock and 1,000,000 shares of its preferred stock to Maxwell Thomas in connection with the acquisition of Maximum Awards Pty Ltd. Such shares were issued to Mr. Thomas as an agent for the shareholders of Maximum Awards Pty, Ltd. Such share were later transferred into the names of the shareholders of Maximum Awards Pty, Ltd. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. All the shareholders of Maximum Awards Pty, Ltd. are, and were at the time they received their shares identified in this paragraph, "accredited investors" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, all such shareholders are, and were, persons who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, each of the shareholders of Maximum Awards Pty, Ltd. had sufficient information regarding the company and its financial condition prior to being issued shares of the company's stock.


         The Company has issued a total of 2,200,000 shares of its common stock as payment as a finders fee for securing the aquistion of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Mr. Murray and Mr. Stough operate businesses separate from each other, are not related by blood or marriage and do not act as group for purposes of owning or voting such shares. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. Both Mr. Murray and Mr. Stough are, and were at the time they received their shares identified in this paragraph, "accredited investors" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, all such shareholders are, and were, persons who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Mr. Murray and Mr. Stough had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

         On June 2, 2004, the Company issued 15,000 shares of its common stock to Sharon Hooper in consideration for $5,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. Ms. Hooper is, and was at the time she received her shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, Ms. Hooper is, and was, a person who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Ms. Hooper had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.

         On June 2, 2004, the Company issued 100,000 shares of its common stock to D.J. Heriot in consideration for $50,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares. Mr. Heriot is, and was at the time he received his shares identified in this paragraph, an "accredited investor" as that term is defined in the Securities Act of 1933 and the rules promulgated by the Securities and Exchange Commission. Specifically, Ms. Heriot is, and was, a person who, on the basis of such factors as financial sophistication, net worth, knowledge, and experience in financial matters, or amount of assets under management qualifies as an accredited investor under Rule 215 prescribed by the Commission. Further, Ms. Heriot had sufficient information regarding the company and its financial condition prior to being issued shares the company's stock.


Item 5.         Indemnification of Directors and Officers

         The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director,

Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

         The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

                               MAXIMUM AWARDS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002






                                    CONTENTS

Report of Independent Registered Public Accounting Firm                      F-1

Consolidated Balance Sheets                                                  F-2

Consolidated Statements of Changes in Stockholders' Equity (Deficiency)      F-3

Consolidated Statements of Operations and Comprehensive Loss                 F-4

Consolidated Statements of Cash Flows                                        F-5

Notes to Consolidated Financial Statements                            F-6 - F-21

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
Maximum Awards Inc.


         We have audited the accompanying consolidated balance sheets of Maximum Awards Inc., as at December 31, 2003 and 2002 and the consolidated statements of changes in stockholders' equity (deficiency), operations and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maximum Awards Inc., as at December 31, 2003 and 2002 and the results of its operations and comprehensive loss, changes in its stockholders' equity (deficiency) and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

         As discussed in Note 12 to the accompanying consolidated financial statements, the Company has restated the consolidated balance sheets as at December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company experienced operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                       "SF Partnership, LLP"


Toronto, Canada                                        CHARTERED ACCOUNTANTS
May 27, 2004 and September 3, 2004

MAXIMUM AWARDS INC.
Consolidated Balance Sheets
December 31, 2003 and 2002
                                                          2003         2002
                                                     (Restated)   (Restated)
                                                      (Note 12)    (Note 12)

                                     ASSETS
Current
    Cash                                             $  15,763    $   1,576
    Cash held in escrow                                  1,538        1,569
    Accounts receivable                                 33,249        1,927
    Inventory                                            4,495         --
    Prepaid and sundry assets                           53,073          516
    Notes receivable (note 4)                             --         18,520
                                                     ---------    ---------


                                                       108,118       24,108

Furniture and Equipment (note 5)                         4,672        4,357
                                                     ---------    ---------

                                                     $ 112,790    $  28,465
                                                     =========    =========


                                   LIABILITIES
Current
    Accounts payable and accrued charges             $  36,913    $  16,458
    Deferred membership fee income                       1,561       33,503
    Notes payable (note 6)                              29,662         --
    Liability for unredeemed points                      1,538        1,569
                                                     ---------    ---------

                                                        69,674       51,530
                                                     ---------    ---------


                              STOCKHOLDERS' EQUITY
                                  (DEFICIENCY)
Capital Stock (note 7)                                  25,958          758

Additional Paid-In Capital                             219,290       27,367

Accumulated Other Comprehensive Loss                   (54,462)      (1,795)

Accumulated Deficit                                   (147,670)     (49,395)
                                                     ---------    ---------

                                                        43,116      (23,065)
                                                     ---------    ---------

                                                     $ 112,790    $  28,465
                                                     =========    =========


APPROVED ON BEHALF OF THE BOARD

        "Maxwell Thomas"                                "Michael Sullivan"

__________________________________            __________________________________
            Director                                         Director

(The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
Years Ended December 31, 2003 and 2002



                                                                                          Accumulated
                            Preferred Shares           Common Shares        Additional          Other                       Total
                        -----------------------   -----------------------      Paid in  Comprehensive   Accumulated  Stockholders'
                               "Series A"                       Par Value      Capital           Loss       Deficit        Equity
                           Number                    Number    (Restated)   (Restated)     (Restated)    (Restated)    (Restated)
                        of Shares    Par Value    of Shares     (Note 12)    (Note 12)      (Note 12)     (Note 12)     (Note 12)
                        ----------   ----------   ----------   ----------   ----------     ----------    ----------    ----------

Balance, January 1,
  2002                        --     $     --        757,950   $      758   $   27,367     $     --      $     --          28,125

Foreign exchange on
  translation                 --           --           --           --           --           (1,795)         --          (1,795)

Net Loss                      --           --           --           --           --             --         (49,395)      (49,395)
                        ----------   ----------   ----------   ----------   ----------     ----------    ----------    ----------

Balance, December 31,
  2002                        --     $     --        757,950   $      758   $   27,367     $   (1,795)   $  (49,395)   $  (23,065)
                        ==========   ==========   ==========   ==========   ==========     ==========    ==========    ==========

Balance, January 1,
  2003                        --     $     --        757,950   $      758   $   27,367     $   (1,795)   $  (49,395)   $  (23,065)

Capital contributed
  by shareholder of
  Maximum Awards Pty          --           --           --           --        179,523           --            --         179,523

Pooling of Global
  Business Pty
  Ltd.'s equity               --           --           --           --         37,600           --            --          37,600

Shares issued for
  the reverse take
  over                   1,000,000        1,000   22,000,000       22,000      (23,000)          --            --            --

Shares issued for
  finder's fee on
  reverse take over           --           --      2,200,000        2,200       (2,200)          --            --            --

Foreign exchange on
  translation                 --           --           --           --           --          (52,667)         --         (52,667)

Net Loss                      --           --           --           --           --             --         (98,275)      (98,275)
                        ----------   ----------   ----------   ----------   ----------     ----------    ----------    ----------

Balance, December 31,
  2003                   1,000,000   $    1,000   24,957,950   $   24,958   $  219,290     $  (54,462)   $ (147,670)   $   43,116
                        ==========   ==========   ==========   ==========   ==========     ==========    ==========    ==========


(The accompanying notes are an integral part of these consolidated financial statements)
                                      F-3


MAXIMUM AWARDS INC.
Consolidated Statements of Operations and Comprehensive Loss
Years Ended December 31, 2003 and 2002





                                                                   2003            2002
                                                               (Note 12)       (Note 12)
                                                            ------------    ------------

Revenue                                                     $    231,470    $     20,888

Cost of Sales                                                     67,861            --
                                                            ------------    ------------

Gross Profit                                                     163,609          20,888
                                                            ------------    ------------

Expenses
    General and administrative                                   257,230          69,799
    Depreciation                                                   1,237             484
                                                            ------------    ------------

                                                                 258,467          70,283
                                                            ------------    ------------

Loss from Operations                                             (94,858)        (49,395)

Income tax expense                                                 3,417            --
                                                            ------------    ------------

Net Loss                                                    $    (98,275)   $    (49,395)
                                                            ============    ============

Foreign currency translation adjustment                          (52,667)         (1,795)
                                                            ============    ============

Comprehensive Loss                                          $   (150,942)   $    (51,190)
                                                            ============    ============

Basic and Fully Diluted Loss per Share                      $     (0.004)   $     (0.002)
                                                            ============    ============

Basic and Fully Diluted Weighted Average Number of Shares     24,263,163      24,200,000
                                                            ============    ============


(The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002

                                                                          2003         2002
                                                                      Restated     Restated
                                                                      (Note 12)    (Note 12)
                                                                      ---------    ---------
Cash Flows from Operating Activities
    Net loss                                                          $ (98,275)   $ (49,395)
    Adjustments to reconcile net loss to net cash used in operating activities
       Depreciation                                                       1,237          484
       Accounts receivable                                              (26,500)      (1,927)
       Prepaid and sundry assets                                        (45,257)        (516)
       Inventory                                                         (3,884)        --
       Accounts payable and accrued charges                              12,882       16,458
       Deferred membership fee income                                   (37,348)      33,503
       Liability for unredeemed points                                     (483)       1,569
                                                                      ---------    ---------

                                                                       (197,628)         176
                                                                      ---------    ---------

Cash Flows from Investing Activities
    Proceeds from notes receivable                                       21,391      (18,520)
    Purchase of equipment                                                (1,552)      (4,841)
                                                                      ---------    ---------

                                                                         19,839      (23,361)
                                                                      ---------    ---------

Cash Flows from Financing Activities
    Proceeds from notes payable                                          25,626         --
    Proceeds from additional paid in capital                            157,628       28,125
                                                                      ---------    ---------

                                                                        183,254       28,125
                                                                      ---------    ---------

Net Increase in Cash                                                      5,465        4,940

Foreign Exchange on Cash Balances                                         8,691       (1,795)

Cash - beginning of year                                                  3,145         --
                                                                      ---------    ---------

Cash - end of year                                                    $  17,301    $   3,145
                                                                      =========    =========

Cash is represented by the following:
    Cash                                                              $  15,763    $   1,576
    Cash held in escrow                                                   1,538        1,569
                                                                      ---------    ---------

                                                                      $  17,301    $   3,145
                                                                      =========    =========


(The accompanying notes are an integral part of these consolidated financial statements)

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finders fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

      On June 1, 2004, the Company, through its subsidiary, Maximum Awards Pty Ltd, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia Pty Ltd ("Global Business") and Travel Easy Holidays Pty Ltd ("Travel Easy") from the directors of the respective companies for $1.00. Global Business and Travel Easy are controlled by the same shareholder, who controls the Company and Maximum Awards Pty Ltd. As such, this transfer of equity interests between common controlled entities is accounted for by using the pooling of interests method as prescribed under SFAS No. 141. The assets, liabilities, income and expenses of Global Business and Travel Easy have been brought forward on a historical basis in these restated financial statements of the Company. The equity of Global Business and Travel Easy have been brought forward on a historical basis and included in additional paid in capital of the Company.

      The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range offered by the Company's subsidiaries, Global Business and Travel Easy, or program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the Company's subsidiaries.

      The Company's subsidiary, Global Business, maintains a catalogue of available goods and services which a member can purchase, or acquire through the redemption of points. Travel Easy is a licensed travel agency which services the public and also allows members to purchase travel services or redeem points for airline tickets or travel packages.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.

      The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.


3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Limited and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

            As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy using the pooling of interests method.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

            The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.

      c)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      d)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      e)    Inventory

            Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      f)    Revenue Recognition

            Consumer Reward Points Program
            Membership fee revenue represents annual membership fees paid by all of the Company's members. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.
            The Company recognizes commission income from a participating vendor when the consumer has earned points from their purchases.

            Travel Agency
            The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping
            Revenues from the sale of goods are recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.

      g)    Consumer Reward Points Program

            The Company's consumer rewards points program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members using the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of members segmented by product, year of enrollment in the program; spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

      h)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      i)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2003 and 2002, the carrying amounts of cash, accounts receivable, notes receivable, accounts payable and accrued charges, and notes payable approximate their fair values due to the short-term maturities of these instruments.

      j)    Furniture and Equipment

            Furniture and equipment is stated at cost. Depreciation, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                 Furniture and equipment           20%       Declining balance

            Additions during the year are depreciated at half the normal rate.

      k)    Impairment of Long-Lived Assets

            In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell. As described in
            Note 2, the long-lived assets have been valued on a going concern basis. However, substantial doubt exists as to the ability of the Company to continue as a going concern. If the Company ceases operations, the asset values may be materially impaired.

      l)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      m)    Stock Based Compensation

            In accordance with SFAS No. 123 "Accounting for Stock-Based Compensation", the Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

      n)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2002 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

      o)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

      p)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", requires disclosure of any significant off-balance sheet risk and credit risk concentration. The Company does not have significant off-balance sheet risk or credit concentration. The Company maintains cash with major Australian financial institutions.

            The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      p)    Concentration of Credit Risk (cont'd)

            For other debts, the Company determines, on a continuing basis, the probable losses and sets up a provision for losses based on the estimated realizable value.

            Concentration of credit risk arises when a group of clients having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not have any significant risk with respect to a single client.

      q)    Segment Reporting

            SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for the manner in which public enterprises report segment information about operating segments. The Company has determined that its operations primarily involve three reportable segments based on the companies being consolidated: Maximum Awards Inc. - a consumer rewards program; Travel Easy Holidays Pty Ltd. - a travel agency; and Global Business Group Pty Ltd. - an online shopping business.

      r)    Recent Accounting Pronouncements

            In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 in December 2003 which modifies and clarifies various aspects of the original interpretations. A Variable Interest Entity ("VIE") is created when
            (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either
            (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. For VIEs created before January 31, 2003, FIN 46 was deferred to the end of the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Company.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and
            (3) certain obligations to issue a variable number of shares. The Company adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002


3.    Summary of Significant Accounting Policies (cont'd)

      r)    Recent Accounting Pronouncements (cont'd)

            In December 2003, the SEC issued Staff  Accounting  Bulletin No. 104
            ("SAB  104"),   "Revenue  Recognition"  which  supersedes  SAB  101,
            "Revenue  Recognition  in Financial  Statements."  SAB 104's primary purpose is to rescind the accounting  guidance  contained in SAB 101 related to multiple  element revenue  arrangements,  superseded as a result of the  issuance  of EITF  00-21.  The  Company  adopted  the provisions of this  statement and it did not have a material  impact on the financial position or results of the Company.


4.    Notes Receivable

                                                              2003          2002

      Notes receivable from companies controlled by a director of the Company:

        Aussie Watchdog (Pty) Ltd.                      $     --      $    5,301

      Notes receivable from directors of the Company:

        Maxwell Thomas                                        --          13,219
                                                        ----------    ----------

                                                        $     --      $   18,520
                                                        ==========    ==========


      The notes receivable are non-interest bearing and have no specified terms of repayment. These notes were repaid in the 2003 year end.


5.    Furniture and Equipment

                                                              2003                          2002
                                                       Accumulated                   Accumulated
                                               Cost   Depreciation           Cost   Depreciation
                                       ------------   ------------   ------------   ------------

      Office furniture and equipment   $      6,393   $      1,721   $      4,841   $        484
                                       ------------   ------------   ------------   ------------




      Net carrying amount                             $      4,672                  $      4,357
                                                      ------------                  ------------


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



6.    Notes Payable

                                                             2003         2002

      Notes payable to companies controlled by a director of the Company:

        Aussie Watchdog                                $      453    $    --

      Notes payable to directors of the Company:

        Maxwell Thomas                                      1,386         --
        Michael Sullivan                                      457         --

      Notes payable to unrelated parties:

        A & D Bushell                                      19,359         --
        K & L Krueger                                       8,007         --
                                                       ----------   ----------

                                                       $   29,662  $     --
                                                       ==========  ==========


      The notes payable are non-interest bearing, unsecured and have no specified terms of repayment. Starting January 1, 2004, the notes will bear interest at 6% per annum.

      The funds received from these notes were utilized in the general working capital of the Company.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



7.    Capital Stock

        Authorized
          100,000,000      Common shares, par value of $0.001 per share
            10,000,000     Preferred shares, Series "A", par value of $0.001 per
                           share, non-participating, voting rights of 50 votes
                           per share

                                                                               2003          2002
        Issued
             24,957,950    Common shares (2002 -757,950)                $    24,958   $       758
              1,000,000    Preferred shares, Series "A" (2002 - nil)          1,000          --
                                                                        -----------   -----------

                                                                        $    25,958   $       758
                                                                        ===========   ===========


      The Company was incorporated in Nevada on March 7, 1996 having an authorized share capital of 25,000,000 common stock with a par value of $0.001 per share.

      On November 19, 2003, the Company amended its authorized share capital to increase the number of its authorized common shares to 100,000,000 common shares and to create 10,000,000 preferred shares with a par value of $0.001 per share. The rights of the preferred shares are to be determined at the discretion of the directors.

      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.

      During the year 2003, the shareholder of Maximum Awards Pty Ltd. contributed $179,523 to fund operating expenses. The amount was recorded in equity of the legal subsidiary, Maximum Awards Pty Ltd., and it has been reflected as additional paid in capital upon consolidation.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002


8.    Segmented Information

                                                         2003         2002

      Revenues by Segment:

        Maximum Awards - consumer rewards program   $  53,566    $   8,056
        Travel Easy - travel agency                   117,845       12,832
        Global Business - online shopping              60,059         --
                                                    ---------    ---------

      Consolidated revenues                         $ 231,470    $  20,888
                                                    =========    =========

      Operating Earnings (Loss) by Segment:

        Maximum Awards - consumer rewards program   $ (56,417)   $ (35,921)
        Travel Easy - travel agency                     7,934      (13,474)
        Global Business - online shopping             (46,375)        --
                                                    ---------    ---------

      Consolidated operating loss                   $ (94,858)   $ (49,395)
                                                    =========    =========



      Net Assets by Segment:

        Maximum Awards - consumer rewards program   $  21,458    $ (37,239)
        Travel Easy - travel agency                    30,693       14,174
        Global Business - online shopping              (9,035)        --
                                                    ---------    ---------

      Consolidated net assets                       $  43,116    $ (23,065)
                                                    =========    =========


      Geographical information is not presented as the Company's consolidated operations occur in Australia.

      The Company does not earn any significant revenues from a single customer.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



9.    Income Taxes

      The  Company   accounts  for  income  taxes  pursuant  to  SFAS  No.  109,
      "Accounting  for Income  Taxes".  This Standard  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences  between  financial  reporting and tax bases of assets and  liabilities  and are  measured  using the enacted tax rates.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

      The Company's current income taxes is as follows:

                                                                       2003         2002
      Expected income tax recovery at the statutory rate
        of 34%                                                    $ (32,252)   $ (16,794)
      Australian income taxes                                         3,417         --
      Valuation allowance                                            32,252       16,794
                                                                  ---------    ---------

      Current income taxes                                        $   3,417    $    --
                                                                  =========    =========


      The Company has deferred income tax assets as follows:

                                                                       2003         2002

      Loss carry-forwards                                         $  49,046    $  16,794
      Valuation allowance                                           (49,046)     (16,794)
                                                                  ---------    ---------

                                                                  $    --      $    --
                                                                  =========    =========


      As of December 31, 2003, the Company had net operating loss carryforwards for income tax reporting purposes of approximately $143,000 that may be offset against future taxable income indefinitely. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements as the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



10.   Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the year, measured at the exchange amount:

                                                                       2003           2002
      At the end of the year, the advances due to and (from)
      related entities are as follows:

        Included in Notes Receivable - amounts due from
        directors and companies controlled by directors
        of the Company                                            $    --        $  18,520

        Included in Notes Payable - amounts due to
        directors and companies controlled by directors
        of the Company                                                2,296           --


11.   Commitments and Contingencies

      The Company is committed to a lease obligation  expiring in December 2006.
      Future  minimum  annual  payments  (exclusive  of  taxes,   insurance  and
      maintenance costs) under these leases are as follows:

                          2004             $     40,021
                          2005                   40,021
                          2006                   40,021
                                           ------------

                                           $    120,063
                                           ------------

      Rent expense for the years ended December 31, 2003 and 2002 was $11,432 and $6,223 respectively.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002


12.   Restatement of Financial Statements

      The Company's financial statements were audited on January 24, 2004 by Forbush and Associates, then by SF Partnership LLP on May 27, 2004 and September 3, 2004.

      Subsequent to the issuance of the audit report dated May 27, 2004, the company purchased two subsidiaries for a nominal amount which resulted in an exchange of equity interests between entities under common control. This business combination was recorded using the pooling of interests method which necessitated having to retroactively restate the results of operations and financial position for the periods presented as if the transaction had occurred at the beginning of the period.

      In the previous audit reports issued, the Company was considered in the development stage. As these restated consolidated financial statements include three operating segments; and planned principal operations have commenced in at least one of those segments, the Company is no longer considered in the development stage.

        a) The adjustments in column (a) arise from the differences in foreign currency exchange rates used, the treatment of foreign currency translation adjustment, classification of general ledger accounts between accounts receivable and payable, and the reversal of an expense accrual.

        b) The adjustments in column (b) arise from the combination of Travel Easy and Global Business using the pooling of interest method as mentioned in Note 1.

        c) The adjustment in column (c) arise from the reclassification of the legal parent's deficit from accumulated deficit to additional paid in capital due to the recapitalization from the reverse takeover mentioned in Note 1.

        d) The adjustments in column (d) arise from the differences in foreign currency exchange rates used, and the treatment of foreign currency translation adjustment.

        e) The adjustment in column (e) reflects the restatement made to accumulated deficit in the 2002 year end between the audited balances at January 24 and May 27, 2004.

        f) The adjustment in column (f) reflects the restatement made to accumulated deficit in the 2002 year end between the audited balances at May 27 and September 3, 2004.



MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



12.   Restatement of Financial Statements (cont'd)

-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
2002 Year Ended          Audited Balance at  Adjustment  Adjustment  Audited Balance  Adjustment  Adjustment  Audited Balance at
Stated in Dollars         January 24, 2004       (a)                 at May 27, 2004      (b)        (c)       September 3, 2004
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cash                             884             (4)                        880           696                       1,576
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cash held in escrow               0                                          0           1,569                      1,569
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accounts Receivable             1,077           (920)                       157          1,770                      1,927
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Inventory                         0               0                          0             0                          0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Prepaid and sundry               519             (3)                        516            0                         516
assets
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Notes receivable                8,219           (36)                       8,183        10,337                     18,520
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Furniture and                     0               0                          0           4,357                      4,357
equipment
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accounts payable and           22,207          (8,736)                    13,471         2,987                     16,458
accrued charges
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Deferred membership               0               0                          0          33,503                     33,503
fee income
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Notes payable                     0               0                          0             0                          0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Liability for                     0                                          0           1,569                      1,569
unredeemed points
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Capital Stock                    758              0                         758            0                         758
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Additional Paid in                0               0                          0          28,125       (758)         27,367
Capital
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accumulated Other                 0             (132)                      (132)        (1,663)                    (1,795)
Comprehensive Loss
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accumulated Deficit           (12,266)          7,905                     (4,361)      (45,791)       758         (49,395)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Revenue                        42,040          (1,667)                    40,373       (19,485)                    20,888
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cost of Sales                     0               0                          0             0                          0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
General and                    53,548          (9,571)                    43,977        25,822                     69,799
administrative
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Financial                         0               0                          0             0                          0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Amortization                      0               0                          0            484                        484
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Income tax expense                0               0                          0             0                          0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Net Loss                      (11,508)          7,904                     (3,604)      (45,791)                   (49,395)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Foreign currency                  0               0                          0          (1,795)                    (1,795)
translation adjustment
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Comprehensive Loss                0               0                          0         (51,190)                   (51,190)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------

-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
2003 Year Ended          Audited Balance at  Adjustment  Adjustment  Audited Balance  Adjustment  Adjustment  Audited Balance at
Stated in Dollars         January 24, 2004       (d)         (e)     at May 27, 2004      (b)        (f)       September 3, 2004
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cash                           6,019             20                        6,039         9,724                      15,763
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cash held in escrow              0                                           0           1,538                       1,538
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accounts Receivable            5,917             20                        5,937        27,312                      33,249
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Inventory                        0                0                          0           4,495                       4,495
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Prepaid and sundry            52,895             178                      53,073           0                        53,073
assets
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Notes receivable              182,819           1,739                     184,558      (184,558)                       0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Furniture and                    0                0                          0           4672                        4,672
equipment
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accounts payable and           8,959            1,154                     10,113        26,800                      36,913
accrued charges
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Deferred membership              0                0                          0           1,561                       1,561
fee income
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Notes payable                 130,199           (689)                     129,510      (99,848)                     29,662
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Liability for                    0                                           0           1,538                       1,538
unredeemed points
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Capital Stock                 25,958              0                       25,958           0                        25,958
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Additional Paid in            153,722            601                      154,323       65,725                      220,048
Capital
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accumulated Other                0            (10,171)                   (10,171)      (44,291)                    (54,462)
Comprehensive Loss
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Accumulated Deficit          (71,188)           3,157       7,905        (60,126)      (43,268)    (45,033)        (152,137)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Revenue                       19,019           (2,801)                    16,218        215,252                     231,470
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Cost of Sales                    0                0                          0          67,861                      67,861
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
General and                   77,941           (5,958)                    71,983        185,247                     257,230
administrative
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Financial                        0                0                          0             0                           0
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Amortization                     0                0                          0           1,237                       1,237
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Income tax expense               0                0                          0           3,417                       3,417
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Net Loss                     (58,922)           3,157                    (55,765)      (42,510)                    (98,275)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Foreign currency                 0                0                          0         (52,667)                    (52,667)
translation adjustment
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------
Comprehensive Loss               0                0                          0         (150,942)                   (150,942)
-----------------------  ------------------  ----------  ----------  ---------------  ----------  ----------  ------------------



MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
December 31, 2003 and 2002


13.   Supplemental Disclosure of Cash Flow Information:

      The Company had no cash flows from interest paid or income taxes paid for the years ended December 31, 2003 and 2002.

                                                                  2003            2002
      Supplemental Disclosure of Non-Cash Transactions:

          Foreign currency translation adjustment          $   (52,667)    $    (1,795)




                               MAXIMUM AWARDS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                      MARCH 31, 2004 AND DECEMBER 31, 2003

                                   UNAUDITIED






                                    CONTENTS

Report of Independent Registered Public Accounting Firm                     F-23

Consolidated Balance Sheets                                                 F-24

Consolidated Statements of Operations                                       F-25

Consolidated Statements of Cash Flows                                       F-26

Notes to Consolidated Financial Statements                           F-27 - F-40

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders of
Maximum Awards Inc.


         We have reviewed the accompanying consolidated balance sheet of Maximum Awards Inc., as at March 31, 2004 and the related consolidated statements of operations for the three-month periods ended March 31, 2004 and 2003 and the consolidated statements of cash flows for the three-month periods ended March 31, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

         We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

         As discussed in Note 10 to the accompanying unaudited consolidated financial statements, the Company restated the consolidated balance sheet as at March 31, 2004 and the related consolidated statements of operations and cash flows for the three-month periods ended March 31, 2004 and 2003.

         We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Maximum Awards Inc. as at December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years then ended, and in our report dated May 27, 2004 and September 3, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                                       "SF Partnership, LLP"


Toronto, Canada                                        CHARTERED ACCOUNTANTS
October 13, 2004


MAXIMUM AWARDS INC.
Consolidated Balance Sheets
March 31, 2004 and December 31, 2003
Unaudited

                                                                March     December
                                                                 2004         2003
                                                            (Restated)   (Restated)
                                                             (Note 10)    (Note 10)

                                     ASSETS

Current
    Cash                                                    $  10,873    $  15,763
    Cash held in Escrow                                         1,362        1,538
    Accounts receivable                                        33,338       33,249
    Inventory                                                   4,296        4,495
    Prepaid and sundry assets                                   2,688       53,073
                                                            ---------    ---------

                                                               52,557      108,118

Furniture and Equipment (note 4)                                4,806        4,672
                                                            ---------    ---------

                                                            $  57,363    $ 112,790
                                                            =========    =========

                                   LIABILITIES

Current
    Accounts payable and accrued charges                    $  69,587    $  36,913
    Deferred membership fee income                                581        1,561
    Notes payable (note 5)                                    101,972       29,662
    Liability for unredeemed points                             1,362        1,538
                                                            ---------    ---------

                                                              173,502       69,674
                                                            ---------    ---------

                        STOCKHOLDERS' (DEFICIENCY) EQUITY

Capital Stock (note 6)                                         25,958       25,958

Additional Paid-In Capital                                    263,446      219,290

Accumulated Other Comprehensive Loss                          (55,046)     (54,462)

Accumulated Deficit                                          (350,497)    (147,670)
                                                            ---------    ---------

                                                             (116,139)      43,116
                                                            ---------    ---------

                                                            $  57,363    $ 112,790
                                                            ---------    ---------


(The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Operations
Three Months Ended March 31, 2004 and 2003
Unaudited

                                                         Three          Three
                                                        Months         Months
                                                     March 31,      March 31,
                                                          2004           2003
                                                    (Restated)     (Restated)
                                                     (Note 10)      (Note 10)


Revenue                                                31,096         38,653

Cost of Sales                                          16,029           --
                                                  -----------    -----------

Gross Profit                                           15,067         38,653

Expenses
General and administration                            147,429         54,894
Legal and professional fees                            68,073           --
Depreciation                                              242            260
Interest                                                2,150           --
                                                  -----------    -----------
Total                                                 217,894         55,154

Loss before tax                                      (202,827)       (16,501)

Tax expense                                              --             --
                                                  -----------    -----------

Net Loss                                             (202,827)       (16,501)
                                                  -----------    -----------

Basic and fully diluted
Loss per share                                    ($    0.008)   ($    0.001)
                                                  -----------    -----------

Basic and Fully Diluted
Weighted Average
 Number of Shares                                  24,957,950     24,200,000
                                                  -----------    -----------




(The accompanying notes are an integral part of these consolidated interim financial statements)


MAXIMUM AWARDS INC.
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2004 and 2003
Unaudited

                                                            March 31,     March 31,
                                                              2004          2003
                                                              ----          ----
                                                            (Restated)   (Restated)
                                                             (Note 10)    (Note 10)
Cash Flows from Operating Activities
    Net loss                                                $(202,827)   $ (16,501)
    Adjustments to reconcile net loss to net cash used in
       operating activities
       Depreciation                                               242          260
       Accounts receivable                                        353         (475)
       Inventory                                                  258         --
       Prepaid and sundry assets                               51,091          541
       Liability for unredeemed points                           (196)         821
       Accounts payable and accrued charges                    32,182       23,230
       Deferred membership fee income                          (1,001)      (6,342)
                                                            ---------    ---------

                                                             (119,898)       1,534
                                                            ---------    ---------
Cash Flows from Investing Activities
    Proceeds from notes receivable                               --         19,412
    Purchase of equipment                                        (376)        (499)
                                                            ---------    ---------

                                                                 (376)      18,913
                                                            ---------    ---------

Cash Flows from Financing Activities
    Proceeds from notes payable                                71,916       26,539
    Proceeds from additional paid in capital                   44,156         --
    Proceeds from issuance of capital stock                      --           --
                                                            ---------    ---------

                                                              116,072       26,539
                                                            ---------    ---------
Net (Decrease) Increase in Cash                                (4,202)      46,986

Foreign exchange on cash balances                                (864)     (11,139)

Cash - beginning of year                                       17,301        3,145
                                                            ---------    ---------

Cash - end of period                                        $  12,235    $  38,992
                                                            =========    =========

Cash is represented by the following:
Cash                                                           10,873       36,464
Cash held in Escrow                                             1,362        2,528
                                                            ---------    ---------
Total Cash                                                     12,235       38,992
                                                            ---------    ---------


(The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finder's fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

      On June 1, 2004, the Company, through its subsidiary, Maximum Awards Pty Ltd, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia Pty Ltd ("Global Business") and Travel Easy Holidays Pty Ltd ("Travel Easy") from the directors of the respective companies for $1.00. Global Business and Travel Easy are controlled by the same shareholder, who controls the Company and Maximum Awards Pty Ltd. As such, this transfer of equity interests between common controlled entities is accounted for by using the pooling method as prescribed under SFAS No.
      141. The assets, liabilities, income and expenses of Global Business and Travel Easy have been brought forward on a historical basis in these restated financial statements of the Company. The equity of Global Business and Travel Easy have been brought forward on a historical basis and included in additional paid in capital of the Company.

      The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range offered by the Company's subsidiaries, Global Business and Travel Easy, or program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the company's subsidiaries.

      The Company's subsidiary, Global Business, maintains a catalogue of available goods and services which a member can purchase, or acquire through the redemption of points. Travel Easy is a licensed travel agency, which services the public and also allows members to purchase travel services or redeem points for airline tickets or travel packages.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited




2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.


3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Limited and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

            As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy using the pooling method.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

            The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.


      c)    Recent Accounting Pronouncements

            In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 in December 2003 which modifies and clarifies various aspects of the original interpretations. A Variable Interest Entity ("VIE") is created when
            (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either
            (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. For VIEs created before January 31, 2003, FIN 46 was deferred to the end of the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Company.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and
            (3) certain obligations to issue a variable number of shares. The Company adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      c)    Recent Accounting Pronouncements (cont'd)

            In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition" which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of this statement and it did not have a material impact on the financial position or results of operations of the Company.

      d)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      e)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      f)    Inventory

            Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

      g)    Revenue Recognition

            Consumer Reward Points Program

            Membership fee revenue represents annual membership fees paid by all of the Company's members. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.

            The Company recognizes commission income from a participating vendor when the consumer has earned points from their purchases.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited




3.    Summary of Significant Accounting Policies (cont'd)

      g)    Revenue Recognition (cont'd)

            Travel Agency

            The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping

            Revenues from the sale of goods are recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.

      h)    Consumer Reward Points Program

            The Company's consumer reward points program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members using the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of members segmented by product, year of enrollment in the program; spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

      i)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      j)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At March 30, 2004 and December 31, 2003, the carrying amounts of cash, accounts receivable, notes receivable, accounts payable and accrued charges, and notes payable approximate their fair values due to the short-term maturities of these instruments.

      k)    Furniture and Equipment

            Furniture and equipment is stated at cost. Depreciation, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                  Furniture and equipment        20%        Declining balance

            Additions during the year are depreciated at half the normal rate.

      l)    Impairment of Long-Lived Assets

            In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell. As described in
            Note 2, the long-lived assets have been valued on a going concern basis. However, substantial doubt exists as to the ability of the Company to continue as a going concern. If the Company ceases operations, the asset values may be materially impaired.

      m)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      n)    Stock Based Compensation

            The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

      o)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2003 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

      p)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited




3.    Summary of Significant Accounting Policies (cont'd)

      q)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments
            with   Off-Balance   Sheet  Risk  and  Financial   Instruments  with
            Concentration   of  Credit   Risk",   requires   disclosure  of  any
            significant  off-balance  sheet risk and credit risk  concentration.
            The  Company  does not have  significant  off-balance  sheet risk or
            credit   concentration.   The  Company  maintains  cash  with  major
            Australian financial institutions.

            The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts.

            For other debts, the Company determines, on a continuing basis, the probable losses and sets up a provision for losses based on the estimated realizable value.

            Concentration of credit risk arises when a group of clients having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not have any significant risk with respect to a single client.

      r)    Segment Reporting

            SFAS No.  131  "Disclosures  about  Segments  of an  Enterprise  and
            Related Information"  establishes  standards for the manner in which
            public  enterprises  report  segment   information  about  operating
            segments.  The Company has determined that its operations  primarily involve  three  reportable  segments  based on the  companies  being consolidated:  Maximum  Awards  Inc. - a consumer  rewards  program;
            Travel Easy Holidays Pty Ltd. - a travel agency; and Global Business
            Group Pty Ltd. - an online shopping business.



4.    Furniture and Equipment

                                                                 2004                            2003
                                                          Accumulated                     Accumulated
                                                 Cost    Depreciation            Cost    Depreciation
                                        -------------   -------------   -------------   -------------


      Office furniture and equipment    $       6,769   $       1,963   $       6,393   $       1,721
                                        -------------   -------------   -------------   -------------

      Net carrying amount                               $       4,806                   $       4,672
                                                        -------------                   -------------


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



5.    Notes Payable

                                                            2004           2003

      Notes payable to companies controlled by a director of the Company:

        Aussie Watchdog                             $      4,026   $        453

      Notes payable to directors of the Company:

        Maxwell Thomas                                    27,779          1,386
        Michael Sullivan                                   8,000            457


      Notes payable to unrelated parties:

        A & D Bushell                                       --           19,359
        N Stough                                          53,911           --
        K & L Krueger                                      8,256          8,007
                                                    ------------   ------------

                                                    $    101,972   $     29,662
                                                    ============   ============

      The notes payable are non-interest bearing, unsecured and have no specified terms of repayment. The notes bear interest at 6% per annum effective January 1, 2004.

      The funds received from these notes were utilized in the general working capital of the Company.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited




6.    Capital Stock

        Authorized
          100,000,000      Common shares, par value of $0.001 per share
            10,000,000     Preferred shares, Series "A", par value of $0.001 per
                           share, non-participating, voting rights of 50 votes
                           per share

                                                                                     2004        2003
        Issued
             24,957,950    Common shares (2003 -24,957,950)                     $  24,958   $  24,958
              1,000,000    Preferred shares, Series "A" (2002 - 1,000,000)          1,000       1,000
                                                                                ---------   ---------

                                                                                $  25,958   $  25,958
                                                                                =========   =========



      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.


      Between January 01, 2004 and March 31, 2004, the company received $44,156 as paid-in capital from shareholders of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



7.       Segmented Information


                                                     3 Months     3 Months
                                                    March 31,    March 31,
                                                         2004         2003
                                                    ---------    ---------
      Revenues by Segment:

      Maximum Awards -  rewards program                 3,741       13,204
      Travel Easy - travel agency                      17,109       25,449
      Global Business - online shopping                10,246         --
                                                    ---------    ---------
      Consolidated revenues                            31,096       38,653

      Operating Earnings (Loss) by Segment:

      Maximum Awards -  rewards program              (156,416)     (16,079)
      Travel Easy - travel agency                     (23,278)        (422)
      Global Business - online shopping               (23,133)        --
                                                    ---------    ---------
      Consolidated operating loss                    (202,827)     (16,501)

      Net Assets by Segment:

      Maximum Awards - rewards program                (68,765)     (56,456)
      Travel Easy -Travel agency                       (6,497)      15,322
      Global Business - online shopping               (40,877)        --
                                                    ---------    ---------
      Consolidated net assets                        (116,139)     (41,134)

      Geographical information is not presented as the Company's consolidated operations occur in Australia.

      The Company did not earn any significant revenues from a single customer.

8.    Income Taxes

      The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



8.    Income Taxes (cont'd)



      The Company's current income taxes is as follows:


                                                         3 Months          Year
                                                        March 31,      Dec. 31,
                                                             2004          2003
                                                             ----          ----

      Expected Income tax recovery at statutory tax
        rate of 34%                                    $  (68,961)   $  (32,252)
      Australian income taxes                                --           3,417
      Valuation allowance                                  68,961        32,252
                                                       ----------    ----------

      Current income taxes                             $     --      $    3,417
                                                       ----------    ----------



      As of December 31, 2003, the Company had a net operating loss carry forwards for income tax reporting purposes of approximately $143,000 that may be offset against future taxable income indefinitely. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.


9.    Related Party Transactions

      The following table summarizes the Company's related party transactions that occurred in the normal course of operations for the period, measured at the exchange amount:

                                                              2004         2003


      At the end of the year, the advances due to and (from) related entities are as follows:

        Included in Notes Payable - amounts due to
        directors and companies controlled by
        directors of the Company                        $   39,805        2,296


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



10.   Restatement of Financial Statements


                                    Unaudited                               Restated Unaudited
                                   Balance at     Adjustment   Adjustment       Balance at
                                 March 31, 2004       (A)         (B)         March 31, 2004
                                 --------------   ----------   ----------   ------------------
Cash                                  1,084                      9,789            10,873
Cash held in Escrow                     0            1,362         0              1,362
Accounts Receivable                   2,033                      31,305           33,338
Inventory                               0                        4,296            4,296
Prepaid and sundry assets               0                        2,688            2,688
Notes receivable                     167,782                   (167,782)            0
Furniture and equipment                 0                         4806            4,806
Accounts payable and accrued         37,179                      32,408           69,587
charges
Deferred membership fee income          0             581                          581
Liability for unredeemed points         0            1.362         0              1,362
Notes payable                        157,272                    (55,300)         101,972
Capital Stock                         25,958                                      25,958
Additional Paid in Capital           200,802                     62,644          264,204
Accumulated Other Comprehensive      (26,657)                   (28,389)         (55,046)
Loss
Accumulated Deficit                 (223,655)        (581)     (126,261)        (350,497)

Revenue                               4,072          (581)       27,605           31,096
Cost of Sales                           0                        16,029           16,029
General and administrative           112,377                     35,052          147,429
Interest                              2,150                                       2,150
Depreciation                            0                         242              242
Legal and professional fees          53,073                      15,000           68,073
Income tax expense                      0                                           0
Net Loss                            (163,528)        (581)      (38,718)        (202,827)



MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
March 31, 2004 and December 31, 2003
Unaudited



10.   Restatement of Financial Statements (cont'd)

      The Financial statements for the quarter ended March 31, 2004 have been restated to include the accounts of Global Business Group Pty Ltd and Travel Easy Pty Ltd. Both of these corporations were acquired by the Company subsequent to the March 31, 2004 quarter, but have been included into these interim financial statements of the Company because of the common control that exists through the ownership and directors of the Company. The restatement adjustments arise from:

      A) The provision of deferred income in the prior year and the reversal of a portion of that income against income during the quarter plus the inclusion of cash held in escrow and the associated liability for unredeemed points.

      B)    The inclusion of the accounts of Global  Business  Group Pty Ltd and
            Travel Easy Pty Ltd .


        The  restatement  of the statement of operations  for the 3 months ended
        March 31,  2003  includes  the  accounts of Travel Easy Pty Ltd . Global
        Business Group did not commence operations until after June 2003.

        The restated Balance Sheet for the Year Ended December 31, 2003 should be read in conjunction with the audited Financial Statements for the year-ended December 31, 2003.


11.   Supplemental Disclosure of Cash Flow Information:

                                                            3 Months     3 Months
                                                            March 31,    March 31,
                                                              2004         2003
                                                              ----         ----
      Cash paid during the year for:

       Interest paid                                       $     --     $     --
       Income taxes paid                                         --           --

      Supplemental Disclosure of Non-Cash Transactions:

       Foreign currency translation adjustment             $     (584)  $   (4,309)


                               MAXIMUM AWARDS INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                      JUNE 30, 2004 AND DECEMBER 31, 2003

                                   UNAUDITIED






                                    CONTENTS

Report of Independent Registered Public Accounting Firm                     F-42

Consolidated Balance Sheets                                                 F-43

Consolidated Statements of Operations                                       F-44

Consolidated Statements of Cash Flows                                       F-45

Notes to Consolidated Financial Statements                           F-46 - F-58

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Stockholders of
Maximum Awards Inc.



         We have reviewed the accompanying consolidated balance sheet of Maximum Awards Inc., as at June 30, 2004 and the related consolidated statements of operations for the three-month periods ended June 30, 2004 and 2003 and six-month periods ended June 30, 2004 and 2003, and the consolidated statements of cash flows for the six-month periods ended June 30, 2004 and 2003. These interim financial statements are the responsibility of the Company's management.

         We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

         We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Maximum Awards Inc. as at December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficiency), and cash flows for the years then ended, and in our report dated May 27, 2004 and September 3, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                                                        "SF Partnership, LLP"


Toronto, Canada                                        CHARTERED ACCOUNTANTS
October 13, 2004


MAXIMUM AWARDS INC.
Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
Unaudited


                                                                 June     December
                                                                 2004         2003
                                                                         (Restated)
                                                                          (Note 10)

                                     ASSETS
Current
    Cash                                                    $   9,631    $  15,763
    Cash held in Escrow                                         1,258        1,538
    Accounts receivable                                        71,416       33,249
    Inventory                                                   4,155        4,495
    Prepaid and sundry assets                                    --         53,073
                                                            ---------    ---------
                                                               86,460      108,118

Furniture and Equipment (note 4)                                5,340        4,672
                                                            ---------    ---------

                                                            $  91,800    $ 112,790
                                                            =========    =========

                                   LIABILITIES

Current
    Accounts payable and accrued charges                    $  69,141    $  36,913
    Deferred membership fee income                                213        1,561
    Notes Payable (note 5)                                     54,508       29,662
    Liability for Unredeemed Points                             1,258        1,538
                                                            ---------    ---------
                                                              125,120       69,674
                                                            ---------    ---------

                        STOCKHOLDERS' (DEFICIENCY) EQUITY

Capital Stock (note 6)                                         26,073       25,958

Additional Paid-In Capital                                    345,311      219,290

Accumulated Other Comprehensive Loss                          (52,184)     (54,462)

Accumulated Deficit                                          (352,520)    (147,670)
                                                            ---------    ---------
                                                              (33,320)      43,116
                                                            ---------    ---------

                                                            $  91,800    $ 112,790
                                                            ---------    ---------


(The accompanying notes are an integral part of these consolidated interim financial statements)



MAXIMUM AWARDS INC.
Consolidated Statements of Operations
Three Months Ended June 30, 2004 and 2003 and
Six Months ended June 30, 2004 and 2003
Unaudited


                              Three Months    Six Months    Three Months   Six Months
                                June 30,       June 30,       June 30,      June 30,
                                  2004           2004           2003          2003
                              -----------    -----------    -----------   -----------

Revenue                            93,403        124,499         66,398       105,051

Cost of Sales                      21,097         37,126           --            --
                              -----------    -----------    -----------   -----------


Gross Profit                       72,306         87,373         66,398       105,051

Expenses
General and administration         53,891        201,320         38,454        93,348
Legal and professional fees        15,000         83,073           --            --
Depreciation                          303            545            282           542
Interest                              658          2,808           --            --
                              -----------    -----------    -----------   -----------
Total                              69,852        287,746         38,736        93,890

Income (Loss) before tax            2,454       (200,373)        27,662        11,161

Tax expense                         4,478          4,478          3,356         3,356
                              -----------    -----------    -----------   -----------

Net Income (Loss)                  (2,024)      (204,851)        24,306         7,805
                              -----------    -----------    -----------   -----------

Basic and fully diluted
Income (Loss) per share       ($    0.000)   ($    0.008)   $     0.001   $     0.000
                              -----------    -----------    -----------   -----------

Basic and Fully Diluted
Weighted Average
 Number of Shares              24,996,283     24,977,116     24,200,000    24,200,000
                              -----------    -----------    -----------   -----------





(The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2004 and June 30, 2003
Unaudited

                                                         June 30       June 30
                                                           2004         2003
                                                           ----         ----

Cash Flows from Operating Activities
    Net (loss) income                                   $(204,851)   $   7,805
    Adjustments to reconcile net (loss) income to net
       cash used in operating activities
       Depreciation                                           545          542
       Accounts receivable                                (43,323)     (34,478)
       Prepaid and sundry assets                           52,254          559
       Liability for unredeemed points                       (174)        (354)
       Accounts payable and accrued charges                37,293        2,033
       Deferred membership fee income                      (1,310)     (18,082)
                                                        ---------    ---------

                                                         (159,566)     (41,975)
                                                        ---------    ---------
Cash Flows from Investing Activities
    Proceeds from notes receivable                           --         20,084
    Purchase of equipment                                  (1,213)        (140)
                                                        ---------    ---------

                                                           (1,213)      19,944
                                                        ---------    ---------
Cash Flows from Financing Activities
    Proceeds from notes payable                            28,848       33,200
    Proceeds from additional paid in capital              124,581         --
    Proceeds from issuance of capital stock                   115         --
                                                        ---------    ---------

                                                          153,544       33,200
                                                        ---------    ---------

Net (Decrease) Increase in Cash                            (7,235)      11,169

Foreign exchange on cash balances                             823        2,335

Cash - beginning of year                                   17,301        3,145
                                                        ---------    ---------

Cash - end of period                                    $  10,889    $  16,649
                                                        =========    =========

Cash is represented by the following:
Cash                                                        9,631       15,167
Cash held in Escrow                                         1,258        1,482
                                                        ---------    ---------
Total Cash                                                 10,889       16,649
                                                        ---------    ---------


(The accompanying notes are an integral part of these consolidated interim financial statements)

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finder's fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

      On June 1, 2004, the Company, through its subsidiary, Maximum Awards Pty Ltd, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia Pty Ltd ("Global Business") and Travel Easy Holidays Pty Ltd ("Travel Easy") from the directors of the respective companies for $1.00. Global Business and Travel Easy are controlled by the same shareholder, who controls the Company and Maximum Awards Pty Ltd. As such, this transfer of equity interests between common controlled entities is accounted for by using the pooling method as prescribed under SFAS No.
      141. The assets, liabilities, income and expenses of Global Business and Travel Easy have been brought forward on a historical basis in these restated financial statements of the Company. The equity of Global Business and Travel Easy have been brought forward on a historical basis and included in additional paid in capital of the Company.

      The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing products and services from a range offered by the Company's subsidiaries, Global Business and Travel Easy, or program partners. Accumulated points then can be redeemed in order to acquire additional desired products or services from the same list of such items offered by the Company's subsidiaries.

      The Company's subsidiary, Global Business, maintains a catalogue of available goods and services which a member can purchase, or acquire through the redemption of points. Travel Easy is a licensed travel agency which services the public and also allows members to purchase travel services or redeem points for airline tickets or travel packages.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company has sustained operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.


3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. They do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of Maximum Awards (Pty) Limited and the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company to be listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

            As mentioned in Note 1, these consolidated financial statements include the assets, liabilities, equity, income and expenses of Global Business and Travel Easy using the pooling method.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary, Maximum Awards (Pty) Limited, Travel Easy and Global Business.

            The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.


      c)    Recent Accounting Pronouncements

            In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 in December 2003 which modifies and clarifies various aspects of the original interpretations. A Variable Interest Entity ("VIE") is created when
            (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity holders either
            (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, pursuant to FIN 46, an enterprise that absorbs a majority of the expected losses of the VIE is considered the primary beneficiary and must consolidate the VIE. For VIEs created before January 31, 2003, FIN 46 was deferred to the end of the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 did not have a material impact on the financial position or results of operations of the Company.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). This standard requires issuers to classify as liabilities the following three types of freestanding financial instruments: (1) mandatory redeemable financial instruments, (2) obligations to repurchase the issuer's equity shares by transferring assets; and
            (3) certain obligations to issue a variable number of shares. The Company adopted SFAS No. 150 effective July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial position or results of operations of the Company.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      c)    Recent Accounting Pronouncements (cont'd)

            In December 2003, the SEC issued Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition" which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of this statement and it did not have a material impact on the financial position or results of operations of the Company.

      d)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      e)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      f)    Inventory

            Inventory consists of goods purchased for resale. Inventory is stated at the lower of cost (first-in, first-out method) and net realizable value.

      g)    Revenue Recognition

            Consumer Reward Points Program

            Membership fee revenue represents annual membership fees paid by all of the Company's members. The Company accounts for membership fee income on a "deferred basis" whereby membership fee income is recognized ratably over the one-year life of the membership.

            The Company recognizes commission income from a participating vendor when the consumer has earned points from their purchases.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited




3.    Summary of Significant Accounting Policies (cont'd)

      g)    Revenue Recognition (cont'd)

            Travel Agency

            The Company earns commission revenues from ticket sales and reports this revenue in accordance with Emerging Issues Task Force ("EITF") Issue No.99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company is an agent and not the primary obligor, and accordingly the amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

            Online Shopping

            Revenues from the sale of goods are recognized when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable, and collectibility is reasonably assured.

      h)    Consumer Reward Points Program

            The Company's consumer reward points program allows members to earn points that can be redeemed for a broad range of travel and retail merchandise. The Company makes payments from the escrow account on reward redemptions when members redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of member rewards is based upon points awarded that are ultimately expected to be redeemed by members using the current weighted-average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of members segmented by product, year of enrollment in the program; spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience with respect to redemptions.

      i)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      j)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At June 30, 2004 and December 31, 2003, the carrying amounts of cash, accounts receivable, notes receivable, accounts payable and accrued charges, and notes payable approximate their fair values due to the short-term maturities of these instruments.

      k)    Furniture and Equipment

            Furniture and equipment is stated at cost. Depreciation, based on the estimated useful lives of the assets, is provided using the undernoted annual rates and methods:

                   Furniture and equipment        20%       Declining balance

            Additions during the year are depreciated at half the normal rate.

      l)    Impairment of Long-Lived Assets

            In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less cost to sell. As described in
            Note 2, the long-lived assets have been valued on a going concern basis. However, substantial doubt exists as to the ability of the Company to continue as a going concern. If the Company ceases operations, the asset values may be materially impaired.

      m)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited




3.    Summary of Significant Accounting Policies (cont'd)

      n)    Stock Based Compensation

            The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

      o)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2003 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

      p)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



3.    Summary of Significant Accounting Policies (cont'd)

      q)    Concentration of Credit Risk

            SFAS No. 105, "Disclosure of Information About Financial Instruments
            with   Off-Balance   Sheet  Risk  and  Financial   Instruments  with
            Concentration   of  Credit   Risk",   requires   disclosure  of  any
            significant  off-balance  sheet risk and credit risk  concentration.
            The  Company  does not have  significant  off-balance  sheet risk or
            credit   concentration.   The  Company  maintains  cash  with  major
            Australian financial institutions.

            The Company provides credit to its clients in the normal course of its operations. It carries out, on a continuing basis, credit checks on its clients and maintains provisions for contingent credit losses which, once they materialize, are consistent with management's forecasts.

            For other debts, the Company determines, on a continuing basis, the probable losses and sets up a provision for losses based on the estimated realizable value.

            Concentration of credit risk arises when a group of clients having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions. The Company does not have any significant risk with respect to a single client.

      r)    Segment Reporting

            SFAS No.  131  "Disclosures  about  Segments  of an  Enterprise  and
            Related Information"  establishes  standards for the manner in which
            public  enterprises  report  segment   information  about  operating
            segments.  The Company has determined that its operations  primarily involve  three  reportable  segments  based on the  companies  being consolidated:  Maximum  Awards  Inc. - a consumer  rewards  program;
            Travel Easy Holidays Pty Ltd. - a travel agency; and Global Business
            Group Pty Ltd. - an online shopping business.


4.    Furniture and Equipment

                                                                   2004                          2003
                                                            Accumulated                   Accumulated
                                                    Cost   Depreciation           Cost   Depreciation
                                            ------------   ------------   ------------   ------------
      Office furniture and equipment        $      7,606   $      2,266   $      6,393   $      1,721
                                            ------------   ------------   ------------   ------------

      Net carrying amount                                  $      5,340                  $      4,672
                                                           ------------                  ------------


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



5.    Notes Payable

                                                              2004          2003

      Notes payable to companies controlled by a director of the Company:

        Aussie Watchdog                                $      --     $       453

      Notes payable to directors of the Company:

        Maxwell Thomas                                       3,080         1,386
        Michael Sullivan                                     8,000           457

      Notes payable to unrelated parties:

        A & D Bushell                                         --          19,359
        N Stough                                            35,803          --
        K & L Krueger                                        7,625         8,007
                                                       -----------   -----------

                                                       $    54,508   $    29,662
                                                       ===========   ===========


      The notes payable are non-interest bearing, unsecured and have no specified terms of repayment. The notes bear interest at 6% per annum effective January 1, 2004.

      The funds received from these notes were utilized in the general working capital of the Company.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



6.    Capital Stock

        Authorized
          100,000,000      Common shares, par value of $0.001 per share
            10,000,000     Preferred shares, Series "A", par value of $0.001 per
                           share, non-participating, voting rights of 50 votes
                           per share

                                                                                            2004           2003

        Issued
             25,072,950    Common shares (2003 -24,957,950)                         $     25,073   $     24,958
              1,000,000    Preferred shares, Series "A" (2002 - 1,000,000)                 1,000          1,000
                                                                                    ------------   ------------

                                                                                    $     26,073   $     25,958
                                                                                    ============   ============


      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.

      Between January 01, 2004 and June 30, 2004, the company received $71,136 as paid-in capital from shareholders of the Company.

      In June 2004, the Company issued 115,000 common shares for cash of $55,000.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited




7.    Segmented Information

                                                  Three         Six       Three         Six
                                                 Months      Months      Months      Months

                                               June 30,    June 30,    June 30,    June 30,
                                                   2004        2004        2003        2003
      Revenues by Segment:

      Maximum Awards - rewards program            1,599       5,340      16,002      29,206
      Travel Easy - travel agency                38,606      55,715      50,396      75,845
      Global Business - online shopping          53,198      63,444        --          --
                                               --------    --------    --------    --------

      Consolidated revenues                      93,403     124,499      66,398     105,051

      Operating Earnings (Loss) by Segment:

      Maximum Awards - rewards program          (16,765)   (173,181)      3,646     (12,433)
      Travel Easy - travel agency                 3,861     (19,417)     20,660      20,238
      Global Business - online shopping          10,880     (12,253)       --          --
                                               --------    --------    --------    --------

      Consolidated operating (loss) earnings     (2,024)   (204,851)     24,306       7,805

      Net Assets by Segment:


      Maximum Awards - rewards program           (5,354)     (5,354)    (58,851)    (58,851)
      Travel Easy -Travel agency                 18,337      18,337      40,748      40,748
      Global Business - online shopping         (43,303)    (43,303)       --          --
                                               --------    --------    --------    --------

      Consolidated net assets                   (33,320)    (33,320)    (18,103)    (18,103)


      Geographical information is not presented as the Company's consolidated operations occur in Australia.

      The Company did not earn any significant revenues from a single customer.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



8.    Income Taxes

      The  Company   accounts  for  income  taxes  pursuant  to  SFAS  No.  109,
      "Accounting  for Income  Taxes".  This Standard  prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences  between  financial  reporting and tax bases of assets and  liabilities  and are  measured  using the enacted tax rates.

      Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

      The Company's current income taxes is as follows:

                                                                       6 Months           Year

                                                                       June 30,       Dec. 31,
                                                                           2004           2003

      Expected income tax recovery at statutory tax rate of 34%     $   (68,127)   $   (32,252)
      Australian income taxes                                             4,478          3,417
      Valuation allowance                                                68,127         32,252
                                                                    -----------    -----------

      Current income taxes                                          $     4,478    $     3,417
                                                                    -----------    -----------


      As of December 31, 2003, the Company had a net operating loss carry forwards for income tax reporting purposes of approximately $143,000 that may be offset against future taxable income indefinitely. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs or a change in the nature of the business. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.


MAXIMUM AWARDS INC.
Notes to Consolidated Financial Statements
June 30, 2004 and December 31, 2003
Unaudited



9.    Related Party Transactions

      The following table summarizes the Company's related party transactions that occurred in the normal course of operations for the period, measured at the exchange amount:

                                                                      2004       2003
      At the end of the year,  the advances due to and (from)
      related entities are as follows:

        Included in Notes Payable - amounts due to
        directors and companies  controlled by directors of
        the Company                                               $ 11,080   $  2,296


10.   Restatement of Financial Statements

      The restated Balance Sheet for the Year Ended December 31, 2003 should be read in conjunction with the audited Financial Statements for the year-ended December 31, 2003.

11.   Supplemental Disclosure of Cash Flow Information:

                                                                  6 Months    6 Months
                                                                  June 30,    June 30,
                                                                    2004        2003
                                                                    ----        ----

      Cash paid during the year for:

       Interest paid                                              $   --     $   --
       Income taxes paid                                              --         --

      Supplemental Disclosure of Non-Cash Transactions:

       Foreign currency translation adjustment                    $ (2,278)  $ (9,180)


Part III Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit
Number Name and/or Identification of Exhibit

(1)      Underwriting Agreement.

         None.

(2)      Plan  of  Acquisition,  Reorganization,  Arrangement,  Liquidation,  or
Succession.

         Exchange Agreement between Maximum Awards, Inc. and Maximum Awards Pty Ltd. Dated December 9, 2003, filed as an exhibit to the company's July 6, 2004 Form 10-SB and incorporated herein by this reference.

(3)      Articles of Incorporation; By-Laws.

         March 7, 1995 Articles of Incorporation of Rising Fortune Incorporated, filed as an exhibit to the company's July 6, 2004 Form 10-SB and incorporated herein by this reference.

         December  5,  2003   Certificate   of  Amendment  to  the  Articles  of
Incorporation of Rising Fortune Incorporated, filed as an exhibit to the company's July 6, 2004 Form 10-SB and incorporated herein by this reference.

         March 9, 1995 By-Laws, filed as an exhibit to the company's July 6, 2004 Form 10-SB and incorporated herein by this reference.

         October 8, 2002, Certificate of Registration of a Company, Maximum Awards Pty, Ltd.

         June 17, 2003, Certificate of Registration of a Company, Global Business Group Pty, Ltd.

(4)      Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

(5)      Opinion on Legality

         Not applicable

(6)      No Exhibit Required

(7)      Opinion on Liquidation Preference

         Not applicable

(8)      Opinion on Tax Matters

         Not applicable

(9)      Voting Trust Agreement and Amendments

         Not applicable

(10)     Material Contracts

         -December 4, 2003 Consulting Agreement
         -January 1, 2004 Employment Agreement
         -June 1, 2004 Share  Purchase  Agreement  (Global  Business  Group Pty,
          Ltd.)
         -June 1, 2004 Share Purchase Agreement (Travel Easy Pty, Ltd.)

(11)     Statement Re: Computation of Per Share Earnings

         The weighted average and total number of shares outstanding have been retroactively restated for each period to reflect the number of shares issued to shareholders of the subsidiary at acquisition.

         Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

(12)     No Exhibit Required

         Not applicable

(13)     Annual or Quarterly Reports - Form 10-Q

         Not applicable

(14)     Material Foreign Patents

         Not applicable

(15)     Letter on Un-audited Interim Financial Information

         Not applicable

(16)     Letter on Change in Certifying Accountant

         September 2, 2004 letter from Forbush and Associates

(17)     Letter on Director Resignation

         Not applicable

(18)     Letter on Change in Accounting Principles

         Not applicable

(19)     Reports Furnished to Security Holders

         Not applicable

(20)     Other Documents or Statements to Security Holders

         None - Not applicable

(21)     Subsidiaries of Small Business Issuer

         Maximum Awards Pty Ltd.

(22)     Published  Report  Regarding  Matters  Submitted  to Vote  of  Security
Holders

         Not applicable

(23)     Consent of Experts and Counsel

         Consents of independent public accountants

(24)     Power of Attorney

         Not applicable

(25)     Statement of Eligibility of Trustee

         Not applicable

(26)     Invitations for Competitive Bids

         Not applicable

(27)     Financial Data Schedule

         Not applicable

(28)     Information  from  Reports  Furnished  to  State  Insurance  Regulatory
Authorities

         Not applicable

(29)     Additional Exhibits

         Not applicable

(99)     Other

SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Maximum Awards, Inc.
(Registrant)

Date: November 8, 2004

By: /s/ Maxwell A. Thomas
-------------------------
Maxwell A. Thomas
Chief Executive Officer